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03029730

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kawasaki Heavy Industries

*CURRENT ADDRESS

PROCESSED SEP 11 2003 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4389 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 9/4/03

EXHIBIT 1

KAWASAKI HEAVY INDUSTRIES, LTD.

ANNUAL REPORT 2003



Founded in 1878, Kawasaki Heavy Industries, Ltd. (KHI), is a leading global comprehensive manufacturer of transportation equipment and industrial goods. With a broad technological base that encompasses mastery of the land, sea, and air, the KHI Group manufactures ships, rolling stock, aircraft and jet engines, gas turbine power generators, refuse incinerators, industrial plants, steel structures, and a wide range of manufacturing equipment and systems. KHI also produces such world-famous consumer products as Kawasaki-brand motorcycles and Jet Ski® watercraft.

Contents

Cover: BK117 C-2 type helicopter

Consolidated Financial Highlights

Years ended March 31

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
For the year:				
Net sales	**¥1,239,598**	¥1,144,534	¥1,060,479	**$10,312,795**
Operating income	**30,543**	31,311	4,460	**254,101**
Net income (loss)	**13,022**	6,282	(10,320)	**108,336**
Net cash provided by operating activities	**56,770**	60,739	9,236	**472,296**
Capital expenditures	**35,165**	33,132	32,687	**292,554**
Per share (in yen and U.S. dollars):				
Net income (loss)—basic	**¥9.3**	¥4.5	¥(7.4)	**$0.08**
Net income—diluted	**8.8**	4.4	—	**0.07**
Cash dividends	**2.0**	—	—	**0.02**
At year-end:				
Total assets	**¥1,149,161**	¥1,255,075	¥1,247,472	**$ 9,560,408**
Total shareholders' equity	**174,585**	167,731	164,081	**1,452,454**
Orders received and outstanding:				
Orders received during the fiscal year	**¥1,227,449**	¥1,034,771	¥1,273,686	**$10,211,722**
Order backlog at fiscal year-end	**1,175,563**	1,240,439	1,320,894	**9,780,058**

Note: All dollar figures herein refer to U.S. currency. Yen amounts have been translated, for convenience only, at ¥120.20 to $1.00, the approximate rate of exchange at March 31, 2003.



Net Sales
(Billions of yen)
1,500
1,000
500
0
1,202.2
1,149.7
1,060.5
1,144.5
1,239.6
1999
2000
2001
2002
2003
Net Income (Loss)
(Billions of yen)
20
10
0
-10
-20
(6.1)
(18.6)
(10.3)
6.3
13.0
Total Shareholders' Equity
(Billions of yen)
250
200
150
100
50
199.6
175.0
164.1
167.7
174.6



Masamoto Tazaki,
President and CEO

Gains in Sales and Stability in Earnings

Fiscal 2003, ended March 31, 2003—the third year of our K21 medium-term business plan—gave us clear evidence that our corporate revival program has been effective in reversing declining performance and putting us back on the path to recovery. After three years of losses beginning with results for fiscal 1999, we reported a return to profitability in fiscal 2002 and are now pleased to announce the resumption of cash dividends for fiscal 2003.

Our initiatives under K21 have aimed at building a strong Kawasaki Heavy Industries (KHI) Group that can perform well even under challenging conditions. One confirmation we are succeeding in these efforts is the contrast between KHI's performance and the Japanese economy as a whole. Conditions in Japan in fiscal 2003 were among the most challenging in memory. Progress toward recovery was slack at best, as national and regional governments in Japan continued to restrain public works investment and the banking sector continued to struggle under mountains of bad debts. Unemployment remained high, and virtually zero growth in household incomes continued to dampen consumer confidence and spending. Corporations remained cautious and private-sector capital investment showed no signs of recovery.

Undaunted by these conditions, we stepped up our marketing activities and succeeded in raising our order intake to ¥1,227.4 billion, a strong gain of ¥192.7 billion, or 18.6%, from the previous fiscal year. Especially strong gains were reported in the Rolling Stock, Construction Machinery & Crushing Plant and Plant & Infrastructure Engineering business segments, which received large-scale orders.

Net sales expanded to ¥1,239.6 billion, a gain of 8.3%, or ¥95.1 billion. Strong increases were reported in the Shipbuilding; Rolling Stock, Construction Machinery & Crushing Plant; and Consumer Products & Machinery segments.

As a result of various measures to build stable earnings power, operating income amounted to ¥30.5 billion, a slight decline of 2.5%, or ¥0.8 billion, from the previous year. Net income rose ¥6.7 billion, or 107.3%, to ¥13.0 billion, including gains from the sale of fixed assets of ¥3.3 billion and restructuring expenses of ¥3.2 billion related to the consolidation of factories for the steel structure business.

Free cash flow was a positive ¥29.9 billion, while cash used in financing activities amounted to ¥59.6 billion, as we took steps to reduce outstanding debt. As a result of these cash flows, the balance of cash and cash equivalents at the end of the year declined ¥29.9 billion, to ¥59.8 billion.

Our basic policy is to pay stable cash dividends to our shareholders, giving due attention to increasing retained earnings in order to strengthen and expand our business foundation for future growth. As we have now posted a profit for two consecutive years and in view of the level of net income, the market outlook, and other factors, KHI proposed and received approval from shareholders for the resumption of cash dividend payments of ¥2 per share for fiscal 2003.

Management Policies and Objectives

KHI's corporate philosophy is to draw on its broad base of advanced technologies to create new value in products that work modern-day wonders on land, at sea, and in the air and contribute to the development of societies around the world. Under this philosophy, KHI endeavors to increase customer satisfaction by providing products and services that are differentiated from competitors by technology and brand equity. Through these activities, KHI is committed to raising its enterprise value and responding to the expectations of shareholders, customers, employees, and the communities it serves.

To implement these basic management policies, KHI issued its K21 Medium-Term Business Plan in November 2000. The objectives of this plan are to establish high-margin business operations by reforming KHI's enterprise structure to adapt more quickly and accurately to changes in the operating environment and return to a sustainable growth path. This plan sets a before-tax return on invested capital (ROIC) of 9% or more as a specific target. Thus far, we have set fiscal 2005 as the target for reaching this goal. However, in view of major changes in the operating environment, including the prolonged recessionary conditions in Japan, unexpectedly large reductions in government public works spending, the lackluster state of the aircraft industry, and delays in major orders, we have decided to change the target date to fiscal 2007. Even as this will be two years behind the original schedule, we plan to continue to implement the business reform strategies we have followed to date, including sharpening the focus of our business portfolio, transforming our business model to increase earnings power, and enhancing the effectiveness of our management systems.

Through our investor relations activities, we are taking the initiative in disclosing information on our activities and working to increase the transparency of our operations. To respond swiftly to changes in the operating environment, we adopted an internal company system and an executive officer system in April 2001. These organizational changes resulted in the delegation of greater authority and strengthened our strategic decision-making capabilities and functions for the surveillance of management. Now, all corporate auditors attend meetings of the Board of Directors and the Board of Executive Officers. They have also examined the scope of their audit supervision to include documents they view as important and not just those specified in the Commercial Code of Japan.

Beginning in June 2003, we strengthened our compliance functions by instituting a compliance reporting and consultation system that allows top management to identify internal problems quickly and take necessary steps to find solutions. We have provided all employees with a guidebook on compliance and developed plans to conduct necessary training as well as provide guidance to make all staff members aware of compliance issues. We have also created a consultation center where employees can obtain advice and make direct reports on compliance matters. Reports from employees are considered by the Corporate Ethics Committee, which is headed by the CEO and includes other top management, and by the Compliance Committee. When appropriate, these committees take action to make further investigations and solve compliance problems.

Outlook and Strategies for Fiscal 2004

For the foreseeable future, we are assuming that challenging operating conditions will prevail in Japan and overseas. As a result, we are committed to continuing to implement structural business reforms and take steps to improve profitability with the overriding objective of increasing enterprise value by maintaining stability in earnings power and sustainable growth.

During fiscal 2004, we will carry on with ongoing programs to strengthen product competitiveness by making further cost reductions and enhancements in product quality. Under our policy of "Quality followed by Quantity," we intend to strengthen profitability by offering products and services differentiated by technology and brand equity and through further renewing our business model. We also plan to proceed with structural business reforms and aim to bolster our secure earnings base.

To give an even sharper focus to our business portfolio, we plan to devote corporate resources to growth businesses on a priority basis. The areas for greatest attention will include our core and developing businesses of Aerospace, Consumer Products & Machinery, Rolling Stock, and Gas Turbines & Machinery.

Performance and Strategies by Business

In the Aerospace business, the Japan Defense Agency (JDA) awarded KHI the position of prime contractor for developing two next-generation large aircraft—the P-X, the successor to the P-3C anti-submarine warfare patrol airplane, and the C-X transport aircraft. Currently, KHI is working to expand its development systems and prepare aircraft production facilities with a view to the medium-to-long term.

In April 2003, KHI made NIPPI Corporation—a manufacturer of aircraft parts and systems—a wholly owned subsidiary through an exchange of shares. Going forward, we will fully integrate NIPPI into our aerospace operations and work to increase the efficiency of our development and production activities.

In the Consumer Products & Machinery business, KHI is strengthening its development capabilities to enhance the competitiveness of its products and actively introducing new models. We are also working to strengthen our alliance with Suzuki Motor Corporation in a program of activities to increase profitability. These include mutual OEM supply arrangements in the motorcycle area, standardization as well as joint procurement of parts, and working jointly with Suzuki Motor on product development.

KHI's Rolling Stock business is experiencing rising demand, especially from overseas, and, in response, is strengthening its overseas operations, including the construction and start-up of a comprehensive manufacturing plant for rolling stock in the United States. Also, in Japan, the business is augmenting its capabilities in the production of bogies and parts, maintenance, as well as other peripheral areas while working to increase profitability.

In the Gas Turbines & Machinery business, KHI completed its solely developed lineup of gas turbine generators, which now includes units with capacity up to 20MW. We project that these generators will meet growing demand for distributed power sourcing, which is expected to increase along with the deregulation of the electric power sector. At present, we are working to expand these operations to include service and maintenance, drawing on our in-house development strengths for these generators. Going forward, we will step up our marketing activities for distributed power sources in Japan and are making preparations for aggressive marketing of gas turbine generators in overseas markets.

We made the decision to set up our shipbuilding and industrial hydraulic equipment businesses as wholly owned subsidiaries and, in October 2002, established Kawasaki Shipbuilding Corporation and Kawasaki Precision Machinery Ltd. The objectives of this realignment were to gain greater flexibility and increase efficiency in these operations. We expect these companies to become more competitive under strong, independent management systems and contribute to increasing the profitability of the KHI Group as a whole.

Also, in the crushing machinery business, we formed Earth Technica Co., Ltd., a joint venture with Kobe Steel, Ltd., in April 2003 by consolidating both companies' sales and design departments in this field. The new company is engaged in marketing activities to expand orders, and we are proceeding with discussions for the eventual merging of our crushing machinery manufacturing departments with those of Kobe Steel to increase efficiency.

Our Plant & Infrastructure Engineering business, including our steel structures business, continues to confront a demanding operating environment mainly due to the slump in private-sector capital investment and cutbacks in public works investment in Japan. We are taking steps to lower fixed costs by reducing the number of personnel and cutting other expenses to lower the breakeven point in this segment. As part of these measures, we are reviewing our production systems for steel structures in light of the shrinkage in the market and plan to close the Noda Works, which fabricates steel structures, and consolidate these operations in our Harima Works, as of the end of September 2003.



The KHI Group is steadily implementing measures under its K21 medium-term plan to improve its ability to deal effectively with changes in the operating environment. The goals of our strategies are achieving sustainable growth and increasing the Group's enterprise value. Our results for fiscal 2003 show that we are making progress toward these goals. We therefore look forward to the continuing advice and support of our shareholders.

June 27, 2003

Masamoto Tazaki
President and CEO

Progress toward Objectives of Medium-Term Business Plan K21

(Fiscal 2001 to fiscal 2007)

KHI prepared K21 in November 2000. Under this plan, KHI is working to create a high-margin business portfolio by restructuring its activities to adapt to changes in the operating environment and move onto a sustainable growth path. The basic financial objective of K21 is to attain a 9% or higher before-tax ROIC.

Due to extreme changes in the operating environment, KHI has moved the date for meeting the goals of K21 from the initial date of fiscal 2005 and now aims to attain its goals by fiscal 2007. To meet the objectives of K21, KHI is implementing the following policies to reform the structure of its business activities:

- Exercising selectivity and concentration in allocating its resources to sharpen the focus of its business portfolio,
- Transforming its business model to increase earnings power, and
- Enhancing the effectiveness of its management systems.



Before-tax ROIC
(%)
10
8
6
4
2
0
-2
ROIC goal for fiscal 2007: 9% or higher
9.0
4.3
4.6
(1.7)
(0.8)
2000
2001
2002
2003
2004
2005
2006
2007

Before-tax ROIC: the ratio of EBIT (earnings before interest and taxes) to the sum of interest-bearing debt and total shareholders' equity

Selectivity and concentration

- Allocating corporate resources on a priority basis
- Nurturing and strengthening pillars of KHI's profitability
- Making use of KHI's record of accomplishments, brand equity, and technological strengths

Core businesses / Developing businesses

	Aerospace	Consumer Products & Machinery	Rolling Stock
2000		September 2000: Kawasaki Motors Europe N.V. established as unified sales company for consumer products in Europe	December 2000: Order for the Taiwan high-speed railway system received by Japanese consortium, KHI a key member
2001	November 2001: Designated by JDA as prime contractor for developing next-generation aircraft P-X and C-X	March 2001: Sales and service activities in Japan for industrial robots shifted to Kawasaki Machine Systems, Ltd. (KMS) August 2001: Alliance concluded with Suzuki Motor for motorcycles	April 2001: Alliance concluded with Hitachi for overseas railway system business
2002			April 2002: Full-scale operations at new comprehensive rolling stock factory in Lincoln, Nebraska started May 2002: New factory opened at Hyogo Works to manufacture rolling stock related parts December 2002: Order for R160 subway cars for the New York City Transit Authority jointly received by KHI and Alstom of France
2003	April 2003: NIPPI Corporation made wholly owned subsidiary through exchange of shares April 2003: Factory in Brazil opened to assemble major wing section for Embraer 195 regional jet aircraft		
2004			
2005			
2006			
2007			

Measures to Enhance the Effectiveness of Management Systems

1. Introduction of internal company system (April 2001)
2. Introduction of executive officer system (April 2001)
3. Reorganization of Corporate Headquarters (April 2001) (Clear separation of strategic functions and service functions)
4. Use of ROIC to evaluate company performance and measures to link performance and compensation (Implemented for management-level personnel in April 2002, based on performance in fiscal 2002; Companywide implementation in April 2003)

Measures to Transform Business Model

1. Shifting from primarily accepting orders to proposing solutions applicable to a wide range of customers with the aims of achieving greater standardization and maximizing added value
2. Making the transition to a business model that enables KHI to provide satisfaction to customers throughout the life cycles of the products it supplies
3. Making optimal use of corporate resources by realizing cross-divisional synergies
4. Differentiating products and services through the application of IT

- Lower breakeven points to be able to show a profit even under intense competition
- Strengthening business foundations by seeking alliances, setting up subsidiaries, or consolidation

Businesses for structural reform

Gas Turbines & Machinery

December 2000: Alliance with Mitsui Engineering & Shipbuilding (MES) for diesel engines for ships concluded

February 2001: L20A high-efficiency gas turbine generator with a 20MW-class capacity developed in-house

March 2001: Sales and service activities in Japan for gas turbine generators shifted to KMS

December 2002: Alliance concluded with U.S. company Cummins for sales of KHI's industrial gas turbine generators in the United States

Shipbuilding

September 2000: Operating alliance concluded with Ishikawajima-Harima Heavy Industries and MES in the fields of shipbuilding and marine equipment

October 2002: Kawasaki Shipbuilding Corporation established

Plant & Infrastructure Engineering

March 2001: Chiba Works and Sodegaura Works for steel structures closed

March 2003: Basic agreement signed regarding consolidation of steelmaking plant engineering business with JP Steel Plantech

September 2003: Noda Works for steel structures to be closed

Other initiatives

February 2002: Alliance concluded with Kayaba Industry in the fields of hydraulic equipment and systems

October 2002: Kawasaki Precision Machinery Ltd. established

April 2003: Joint-venture Earth Technica established with Kobe Steel to house marketing and design divisions of the crushing machinery business

Shipbuilding



LPG
CRYSTAL MARINE

▲ *LPG carrier* CRYSTAL MARINE, *the first ship applying our new design SEA-ARROW (Sharp Entrance Angle Bow as an Arrow), which significantly reduces the bow wave resistance and enhances the ship's propulsive performance*

▶ *Construction of LNG carriers in progress at Sakaide Shipyard. In July 2003, two newly introduced 800t Goliath cranes lifted and conveyed an entire LNG tank into the cargo hold for the first time in Japan.*



Main Products & Businesses

- **LNG carriers**
- **LPG carriers**
- **Container ships**
- **VLCCs (Very Large Crude Carriers) and other types of tankers**
- **Bulk carriers**
- **High-speed vessels**
- **Submarines**
- **Maritime application equipment**



Percentage of Net Sales
8.5%
2003
Sales
(Millions of yen)
120,000
90,000
60,000
30,000
0
91,891
78,734
92,478
105,458
2000 2001 2002 2003
Orders Received
(Millions of yen)
120,000
90,000
60,000
30,000
0
64,417
117,518
106,106
110,926
2000 2001 2002 2003
Order Backlog
(Millions of yen)
200,000
150,000
100,000
50,000
0
130,824
176,987
194,275
173,304
2000 2001 2002 2003

Business Results

During the fiscal year, the world shipbuilding market was highly competitive, and prices continued to slip because of overcapacity worldwide. In the latter half of the fiscal year, newbuilding ship prices rose for some types of vessels because of improvement in the shipping markets and other factors, but the recovery was insufficient overall. Even in this tough environment, however, we won orders for a total of 12 vessels—four LPG carriers, three LNG carriers, and five bulk carriers. Total orders for this segment amounted to ¥110.9 billion, which was ¥4.8 billion, or 4.5%, above the previous fiscal year. Net sales were up ¥13.0 billion, or 14.0%, to ¥105.5 billion, reflecting increased sales of newbuildings. Operating income was adversely influenced by exchange rate movements and other developments and amounted to ¥1.4 billion, representing a decline of ¥4.1 billion, or 74.6% from the prior fiscal year. A total of 12 vessels were delivered during fiscal 2003, which consisted of four LPG carriers, two container ships, and six bulk carriers.

Outlook

In October 2002, KHI's shipbuilding operations were set up as a wholly owned subsidiary, Kawasaki Shipbuilding Corporation (Kawasaki S.C.). Kawasaki S.C. aims to transform its management capabilities to flexibly respond to changes in the operating environment and create dynamic and efficient operational systems.

Operating conditions in the shipbuilding business are forecast to continue to pose challenges. We are therefore going to focus our activities on gas carriers and submarines—the types of ships where we have technological and cost advantages over competitors. In both these areas, we have sophisticated, proprietary technologies and rich shipbuilding experience. As a case in point, we have developed, and introduced with the full confidence that comes from experience, a new LNG carrier, with a cargo tank capacity of 145,000 m^3. Customers have expressed favorable reactions toward this new LNG carrier, and, as of March 31, 2003, we had a backlog of orders for seven. Demand for LNG, which is drawing attention as an environmentally clean source of energy, will likely continue to rise. Demand for newbuilding LNG carriers is also expected to remain strong as growth in the volume of LNG carried on oceangoing vessels continues. To meet rising demand, we have made upgrades in the dedicated LNG carrier fabrication facilities at our Sakaide Works, our principal factory for commercial vessels.

Going forward, we will continue placing the highest priority on increasing customer satisfaction with the lifetime value of vessels manufactured by Kawasaki S.C. We will make efforts to further improve our established world-class technology, which is backed by solid accumulated experience in shipbuilding, and, while continuing our programs to enhance quality and performance, we plan to step up our marketing activities to win new orders and attain our management objectives.

Rolling Stock, Construction Machinery & Crushing Plant




KUT300

▲ *Series 683 Express Train for West Japan Railway Company*

▶ *30t-class dump truck KUT300*

Main Products & Businesses

- Electric train cars (including for *Shinkansen* bullet trains)
- Electric and diesel locomotives
- Passenger coaches
- Integrated transit systems
- Monorail cars
- Platform screen doors
- Wheel loaders
- Crushing machinery


Percentage of Net Sales
13.3%
2003
Sales
(Millions of yen)
200,000
150,000
100,000
50,000
0
121,463
129,591
121,780
164,774
2000 2001 2002 2003
Orders Received
(Millions of yen)
200,000
150,000
100,000
50,000
0
139,807
192,884
82,584
176,693
2000 2001 2002 2003
Order Backlog
(Millions of yen)
300,000
250,000
200,000
150,000
100,000
50,000
0
219,064
296,242
272,642
273,563
2000 2001 2002 2003

Business Results

Demand for rolling stock in North America and Southeast Asia continued strongly during the fiscal year. KHI received large-scale orders in these regions, including orders for R160 next-generation subway cars to be delivered to the New York City Transit Authority (NYCT) and track construction from Taiwan High Speed Rail Corporation. In Japan, we won a higher volume of orders than in the previous fiscal year from Japan Railway companies and other railways. As a consequence, orders in this segment amounted to ¥176.7 billion, a significant gain of ¥94.1 billion, or 114.0%, from the previous fiscal year. Net sales were up ¥43.0 billion, or 35.3%, to ¥164.8 billion, reflecting an increase in the delivery of subway cars for the NYCT and rolling stock for public and private railways in Japan. Operating income expanded ¥5.0 billion, or 1,080.6%, to ¥5.5 billion.

Outlook

The prospects for the three main businesses of this segment—rolling stock, construction machinery, and crushing machinery—are as follows.

In the rolling stock area, which is the largest business within this segment, demand in Japan is expected to be stable, and, in North America and Southeast Asia, robust demand is expected to continue. KHI began full-scale operations at its new rolling stock plant in Lincoln, Nebraska, in April 2002, thus completing its network of three rolling stock manufacturing facilities in Japan and North America. To win increased orders from North America and Asia, we are working to strengthen our marketing systems. Domestically, our strategy is to further upgrade our technological capabilities and quality as well as respond flexibly and meticulously to customer needs in our marketing activities. In Japan, we are also working to expand and strengthen our bogie business and our parts and maintenance services to increase their contributions to performance.

Demand for construction machinery in Japan is currently flat. Overseas, the U.S. market is shrinking, but demand is expected to continue to be strong in the Middle East and Africa. Currently, we are in the process of making full model changes in our wheel loaders, and we are introducing a series of new, environmentally friendlier models featuring substantially reduced exhaust emissions of harmful substances and lower noise output. Our strategy for construction machinery will be to significantly improve the competitiveness of our products and draw on this competitive edge to expand our market position globally.

KHI's crushing machinery business operations are conducted primarily in Japan. Slackness in demand is expected to continue in this area, mainly because of cutbacks in public works investment by national and regional governments. In the environmental field, however, a number of laws are being passed to promote recycling, and signs are emerging that these will likely stimulate private-sector demand. In April 2003, KHI and Kobe Steel established Earth Technica as a 50-50 joint venture and merged the marketing and design departments of their crushing machinery businesses into this new company. Discussions regarding the combination of KHI's and Kobe Steel's crushing machinery manufacturing operations are continuing. Our strategy in this business will be to allocate resources to develop environment-related uses of crushing machinery and use Earth Technica as a vehicle for improving the efficiency of these operations.

Aerospace



812
36-5812



▲ *T-4 intermediate jet trainer, the last T-4, the 212th production, delivered to the Japan Defense Agency*

▶ *BK117 C-2 type helicopter*

Main Products & Businesses

- **T-4 intermediate jet trainers**
- **CH-47, OH-1, and BK117 helicopters**
- **Component parts for Boeing 777 and 767 passenger airplanes**
- **Component parts for Embraer 170 regional jet aircraft**
- **Missiles**
- **Electronic equipment**
- **Space equipment**



Percentage of Net Sales
12.5%
2003
Sales
(Millions of yen)
200,000
150,000
100,000
50,000
0
172,322
136,343
161,072
154,848
2000
2001
2002
2003
Orders Received
(Millions of yen)
200,000
150,000
100,000
50,000
0
146,025
161,939
151,641
163,023
2000
2001
2002
2003
Order Backlog
(Millions of yen)
250,000
200,000
150,000
100,000
50,000
0
176,996
203,688
195,447
208,410
2000
2001
2002
2003

Business Results

KHI received the order as prime contractor for developing the next-generation P-X and C-X aircraft from the JDA, in the defense sector, and, as a result of this and other developments, orders for the fiscal year rose ¥11.4 billion, or 7.5%, to ¥163.0 billion. Owing to the P-X and C-X orders, sales to the JDA expanded, as development work on these new aircraft began. However, because of the weakness in the demand for commercial aircraft following the terrorist attacks in the United States, sales to private-sector aircraft companies, principally component parts of B767 and B777 aircraft to The Boeing Company, have declined. Accordingly, net sales for the Aerospace segment amounted to ¥154.8 billion, representing a decline of ¥6.2 billion, or 3.9%, from the previous fiscal year. Operating income declined ¥7.8 billion, or 56.0%, to ¥6.1 billion, because of the decline in net sales and unfavorable movements in exchange rates.

Outlook

Japan's defense budget is expected to remain at current levels for the time being. However, as a result of KHI's receipt of the order as prime contractor for developing the P-X and C-X from the JDA, development work on these two aircraft is under way, and, as it proceeds, KHI is looking for growth in its defense-related revenues. This project is of the utmost importance for KHI in developing the foundation for its future aerospace operations. As the prime contractor for the joint development of these two aircraft, which is the first project of its kind in Japan, KHI is fully aware of the importance of completing development and making a smooth start of production. KHI is therefore placing the highest priority on this project and moving forward with strict supervision of development activities and costs.

In the commercial aircraft business, mainly business with Boeing, demand has declined because of the adverse effects of the slump in the airline industry following the terrorist attacks in the United States, the Iraq conflict, and the spread of SARS.

KHI is also engaged in a joint development and production project with Embraer of Brazil for the new Embraer 170, 190, and 195 regional jet aircraft. We are in charge of the major wing sections, but, because this project is still in the early stages, investment in development is still running ahead of revenues. The plant for the final assembly of major wing sections for the Embraer 195, located in the suburbs of São Paulo, has been completed, and an opening ceremony was held in April 2003. The plant will begin full-scale operations in the near future.

In view of these circumstances, we believe conditions in the commercial aircraft business will continue to present challenges but, in the long term, high rates of growth will resume. Our interim strategies are to enhance the efficiency of our aerospace operations and systematically build a strong foundation for the future.

In April 2003, KHI made NIPPI a wholly owned subsidiary through an exchange of shares. We plan to work with NIPPI to substantially increase the efficiency of development, production, and maintenance operations in all aspects of KHI's aerospace activities.

Gas Turbines & Machinery





▲ *GPC07D cogeneration system*

▶ *Natural gas compression module.*

Main Products & Businesses

- **Jet engines**
- **Small and medium-sized gas turbine generators**
- **Gas turbine cogeneration systems**
- **Gas turbines for naval vessels**
- **Steam turbines for marine and industrial applications**
- **Diesel engines and marine propulsion systems**
- **Aerodynamic machinery**
- **Industrial hydraulic equipment**



Percentage of Net Sales
14.6%
2003
Sales
(Millions of yen)
200,000
150,000
100,000
50,000
0
153,681
152,307
171,586
181,043
2000
2001
2002
2003
Orders Received
(Millions of yen)
200,000
150,000
100,000
50,000
0
145,157
167,812
158,662
157,802
2000
2001
2002
2003
Order Backlog
(Millions of yen)
250,000
200,000
150,000
100,000
50,000
0
188,074
213,228
204,819
170,262
2000
2001
2002
2003

Business Results

In fiscal 2003, demand for gas turbines in Japan declined along with cutbacks in telecommunications and IT investment, lower demand for new office building equipment in urban areas, and the negative impact of reduced electric power rates on demand for distributed power sources. In the market for commercial aircraft jet engines, worldwide demand remained sluggish in the aftermath of the terrorist attacks in the United States. In contrast, in the machinery business, demand for steam turbine engines for oceangoing vessels was vibrant, owing to rising demand for LNG carriers. Amid this environment, the Gas Turbines & Machinery segment won orders of ¥157.8 billion, virtually the same as for the previous fiscal year. Net sales climbed ¥9.5 billion, or 5.5%, to ¥181.0 billion, bolstered by increased deliveries of marine steam turbine engines for ships and higher sales of industrial hydraulic equipment. Operating income also increased ¥0.7 billion, or 12.0%, to ¥6.1 billion.

Outlook

Gas turbine power generators are environmentally friendly and offer high overall thermal efficiency, including heat and electricity that are likely to make them a superior choice for energy supply in the 21st century. As demand for use of these generators as distributed power sources rises, steady growth in demand for these units is expected in the long term in Japan and overseas. Therefore, we are actively working to further the development of our gas turbine power generator business with an eye to the medium- to long-term prospects for this business area despite our anticipation that conditions in the domestic market for gas turbines in fiscal 2004 will be similar to those in the previous fiscal year. With the introduction of the L20A, a 20MW-class gas turbine power generator, which was developed with KHI's proprietary technology, we have completed a KHI-made lineup of gas turbine power generators up to 20MW. We plan to continue to draw on our in-house development strengths and enhance our business by extending our maintenance and other services to provide total life cycle support for our products.

Overseas, in December 2002, KHI signed a distribution agreement with Cummins Power Generation, a business unit of Cummins, Inc., of the United States, to promote KHI's industrial gas turbine generators in North America. In addition, recently we delivered a cogeneration system to Putrajaya, the new administrative city of Malaysia, after it was packaged in Malaysia jointly by our local subsidiary and a Malaysian dealer. Our strategy will be to continue to aggressively develop business activities in overseas markets.

In our machinery business, we plan to increase sales by expanding our core products: large-scale diesel engines and propulsion systems for ships, equipment used in the expanding LNG-related field such as steam turbine engines for LNG carriers and offshore gas compression modules, and steam turbines for power generators, including top-pressure recovery turbine plants for blast furnaces.

Our industrial hydraulic equipment activities were set up as a wholly owned subsidiary, Kawasaki Precision Machinery Ltd., in October 2002. This new organizational arrangement is expected to offer greater flexibility in managing these operations, and the new company will work to enhance the efficiency of its activities.

Plant & Infrastructure Engineering





▲ *Refuse-derived fuel power generation plant for Omuta Recycle Power Co., Ltd.*

▶ *Refuse paper & plastic fuel power generation plant for Yoshinaga Plant, Daishowa Paper Mfg. Co., Ltd.*

Main Products & Businesses

- **Steelmaking, cement, chemical, and other industrial plants**
- **Power plants**
- **Municipal refuse incineration plants**
- **Bridges**
- **LNG and LPG tanks**
- **Shield machines and tunnel boring machines**



Percentage of Net Sales
17.7%
2003
Sales
(Millions of yen)
250,000
200,000
150,000
100,000
50,000
0
245,642
181,174
220,605
219,092
2000
2001
2002
2003
Orders Received
(Millions of yen)
300,000
250,000
200,000
150,000
100,000
50,000
0
209,574
254,330
160,143
208,268
2000
2001
2002
2003
Order Backlog
(Millions of yen)
500,000
400,000
300,000
200,000
100,000
0
327,442
403,612
347,496
327,911
2000
2001
2002
2003

Business Results

The domestic markets for industrial plants and electric power facilities remained slack during fiscal 2003, but overseas there were signs of recovery, principally in Southeast Asia, the Middle East, and Latin America. In the environmental plant and steel structures businesses, demand remained lackluster in Japan, which is this business's principal market. In these conditions, KHI won a number of major orders, including municipal refuse incineration plants, an ammonia and fertilizer plant in Iran, and baggage-handling systems for the new airport in Bangkok, Thailand. As a result, orders of this segment amounted to ¥208.3 billion, an increase of ¥48.1 billion, or 30.1%, from the previous fiscal year. Sales of the electric power plant business rose owing to the boost provided by a combined cycle power plant for Brazil, but, as a result of a drop in sales of refuse incineration plants in the environmental plant business, net sales of this segment declined ¥1.5 billion, or 0.7%, to ¥219.1 billion. Although strong efforts were made to ensure profitability in the severe operating environment, a number of low-margin projects remained, resulting in an increase in operating loss of ¥3.6 billion to a loss of ¥4.2 billion.

Outlook

This segment will continue to face a challenging environment as a result of stagnation in private-sector capital investment and reductions in public works investment. In response, initiatives are continuing to reduce fixed costs by lowering head count and other costs with the aim of lowering the segment's breakeven point.

The impact of cutbacks in public works investment has had an especially strong impact on KHI's steel structures business, and a review of production systems is under way. Following the closure of the Chiba Works and Sodegaura Works in fiscal 2001, KHI decided to close the Noda Works at the end of September 2003 and shift all production activities for steel structures to the Harima Works. Also, in the steelmaking plant engineering business, an agreement was reached to consolidate all of KHI's operations in JP Steel Plantech Co. (JSP), and, as the first step, the sales department was shifted to JSP in April 2003. Going forward, we are scheduled to decide the details of consolidating the engineering division of KHI with JSP by April 2004.

In the domestic market, the Renewables Portfolio Standard Law went into effect in April 2003, and, due to the combination of movements to strengthen the legal basis for requiring producers to accept greater responsibility and the growing awareness of environmental issues, signs of growing demand in the new energy and environmental fields are emerging. These include rising interest in wind power generation, photovoltaic systems, power-generating systems using biomass as a source of energy, and generating power from waste materials. Overseas, we expect that the rising trend in demand for electric power plants and cement plants will continue. The strategy of the segment will be to increase efficiency through thoroughgoing structural reforms combined with expansion of activities in businesses where growth is anticipated.

Consumer Products & Machinery


Kawasaki

Z1000



KFX700 V Force

Main Products & Businesses

- Motorcycles
- ATVs (All-Terrain Vehicles)
- Jet Ski® watercraft
- General-purpose gasoline engines
- Brush cutters
- Transmissions
- Industrial robots


Percentage of Net Sales
25.6%
2003
Sales
(Millions of yen)
400,000
300,000
200,000
100,000
0
277,176
275,903
281,207
318,025
2000
2001
2002
2003

Business Results

Total unit sales for motorcycles, ATVs, personal watercraft, and other consumer products in both the domestic and U.S. markets were buoyant during the first half of the fiscal year under review, but growth slackened in the second. Motorcycle sales in Europe showed a further slight decline following on the decrease in fiscal 2001. Demand for industrial robots from the automotive industry overseas was firm. Under these conditions, Kawasaki's sales of motorcycles, ATVs, and industrial robots in the U.S. market expanded, and sales in Europe and Japan recovered. As a result, net sales of the segment amounted to ¥318.0 billion, representing a ¥36.8 billion, or 13.1%, gain over the previous fiscal year. Operating income posted a rise of ¥8.2 billion, or 158.7%, to ¥13.4 billion, owing to a combination of higher sales, lower costs, and reduced sales promotion expenses for new-model motorcycles.

Outlook

To increase product competitiveness in this segment, we are bolstering our marketing activities and strengthening our new product development systems. We are also working to improve our cost-competitiveness, and, through our tie-up with Suzuki Motor, we are working to substantially improve profitability by engaging in mutual OEM supply arrangements for motorcycles and ATVs, using common components, and conducting joint procurement operations.

New Models

We take pride in the principal new models introduced in fiscal 2003. In the motorcycle business, we renewed the Ninja ZX-6R 600cc Super Sports model which is currently popular in the U.S. and European markets and introduced the Super Naked Z1000, which, although a naked model (a basic model with a choice of aero- and other parts), comes close to superbike sports performance. Also, in the cruiser category, we began to market the VULCAN1600 CLASSIC, which, with a displacement of 1,600cc, is the largest in our motorcycle lineup. In the domestic market, we introduced a minibike, the KSR110. Among ATVs, we brought out the KFX700 V FORCE sports model with a V-twin 700cc engine, which is the most powerful we have introduced thus far, featuring a more comfortable ride because of its continuously variable transmission. In the Jet Ski® watercraft field, we introduced a new high-performance model, the Jet Ski STX-12F, with a newly developed 1,200cc four-stroke engine on board that achieves high power output together with low noise and gas emission levels. In the industrial robot area, we began marketing of the M Series, which has three models capable of lifting a maximum of 500kg, and the KF Series for explosion-proof painting robots, which consists of six models.

Motor Sports

In April 2003, Kawasaki returned to the MotoGP class of the FIM (Fédération Internationale de Motocyclisme) Road Racing World Championship, the world's top international road-racing series, with a lime-green factory machine, the Ninja ZX-RR.


Arai
Silkolene
8

Six-Year Summary

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
Years ended March 31

	Millions of yen					
	2003	2002	2001	2000	1999	1998
Operating results:						
Net sales	**¥1,239,598**	¥1,144,534	¥1,060,479	¥1,149,698	¥1,202,189	¥1,297,212
Cost of sales	**1,069,341**	977,875	924,522	1,008,860	1,045,143	1,114,693
Gross profit	**170,257**	166,659	135,957	140,838	157,046	182,519
Selling, general and administrative expenses	**139,714**	135,348	131,497	139,587	135,380	131,440
Operating income	**30,543**	31,311	4,460	1,251	21,666	51,079
Net income (loss)	**13,022**	6,282	(10,320)	(18,632)	(6,132)	18,556
Capital expenditures	**35,165**	33,132	32,687	39,685	42,143	35,030
Depreciation and amortization	**31,595**	31,998	33,303	35,081	34,607	32,416
R&D expenses	**15,494**	16,549	17,548	19,905	18,615	17,800
Financial position at year-end:						
Working capital	**¥ 137,771**	¥ 150,114	¥ 148,577	¥ 188,403	¥ 161,712	¥ 162,084
Net property, plant and equipment	**243,352**	241,517	241,893	245,278	244,866	242,435
Total assets	**1,149,161**	1,255,075	1,247,472	1,206,806	1,204,857	1,222,906
Long-term debt, less current portion	**226,936**	248,170	270,605	264,048	208,763	198,135
Total shareholders' equity	**174,585**	167,731	164,081	174,955	199,637	209,040
Per share amounts (yen):						
Net income (loss)—basic	**¥ 9.3**	¥ 4.5	¥ (7.4)	¥ (13.4)	¥ (4.4)	¥ 13.3
Net income—diluted	**8.8**	4.4	—	—	—	12.0
Cash dividends	**2.0**	—	—	—	6.0	6.0
Shareholders' equity	**125.6**	120.6	118.0	125.8	143.6	150.3
Other data:						
Number of shares issued (millions)	**1,391**	1,391	1,391	1,391	1,391	1,391
Number of employees	**28,642**	28,936	29,162	29,772	26,486	26,102
Orders received	**1,227,449**	1,034,771	1,273,686	1,071,104	N.A.	N.A.
Order backlog	**1,175,563**	1,240,439	1,320,894	1,072,645	N.A.	N.A.

The Company began to disclose its orders received and outstanding on a consolidated basis in fiscal 2000.

OVERVIEW

During fiscal 2003, ended March 31, 2003, the performance of the Japanese economy was lackluster, owing to a range of factors, including continued restraints on public works spending and little progress toward recovery, in part because of the persistence of nonperforming loan problems in the banking sector. Other circumstances contributing to weak economic performance included stagnation in consumer spending, caused by a high rate of unemployment and virtually zero growth in incomes, and the absence of recovery in private-sector capital investment.

Amid these economic conditions, Kawasaki Heavy Industries, Ltd. (the "Company"), and its consolidated subsidiaries (collectively, the "Group") implemented an aggressive marketing program, and new orders expanded 18.6%, or ¥192.7 billion, to ¥1,227.4 billion, led principally by the Rolling Stock, Construction Machinery & Crushing Plant segment and the Plant & Infrastructure Engineering segment, both of which received large-scale orders. Moreover, consolidated net sales increased 8.3%, or ¥95.1 billion, to ¥1,239.6 billion, owing to expansion in sales in the Shipbuilding; Rolling Stock, Construction Machinery & Crushing Plant; and Consumer Products & Machinery segments. Turning to profitability, as a result of various measures to build a stable earnings base, operating income amounted to ¥30.5 billion, a slight decline of 2.5%, or ¥0.8 billion from the previous year. Net income rose ¥6.7 billion, or 107.3%, to ¥13.0 billion, including gains from the sale of fixed assets of ¥3.3 billion and restructuring expenses of ¥3.2 billion related to consolidation of factories for the steel structures business.

Regarding financial position, free cash flow was positive for the fiscal year for the second consecutive year, and KHI used this additional cash flow to repay a portion of its interest-bearing debt and thereby improve its debt-to-equity ratio.

RESULTS OF OPERATIONS

Net Sales

As mentioned previously, consolidated net sales were up 8.3%, or ¥95.1 billion, to ¥1,239.6 billion. Expansion in the sales of the Shipbuilding; Rolling Stock, Construction Machinery & Crushing Plant; and Consumer Products & Machinery segments contributed especially to this gain in net sales. Overseas sales posted a gain of 7.9%, or ¥39.3 billion, to ¥535.3 billion, because of robust performance in the United States and Europe. The ratio of overseas sales to overall net sales fell 0.1 percentage point, to 43.2%.

The following paragraphs provide additional details on performance by business segment. Operating income or loss includes intersegment transactions.

Shipbuilding

As a result of winning orders for 12 ships, namely four LPG carriers, three LNG carriers, and five bulk carriers, new orders amounted to ¥110.9 billion, an increase of 4.5%, or ¥4.8 billion, over the previous fiscal year.

Sales in this segment climbed 14.0%, or ¥13.0 billion, to ¥105.5 billion, as a consequence of higher sales of newbuildings. However, operating income


Net Sales
(Billions of yen)
1,500
1,200
900
600
300
0
1,202.2
1,149.7
1,060.5
1,144.5
1,239.6
1999
2000
2001
2002
2003
Sales by Segment
(%)
7.8
8.5
13.3
12.5
14.6
17.7
25.6
Shipbuilding
Rolling Stock, Construction Machinery & Crushing Plant
Aerospace
Gas Turbines & Machinery
Plant & Infrastructure Engineering
Consumer Products & Machinery
Others
Net Income (Loss)
(Billions of yen)
20
15
10
5
0
-5
-10
-15
-20
(6.1)
(18.6)
(10.3)
6.3
13.0
1999
2000
2001
2002
2003

was down 74.6%, or ¥4.1 billion, to ¥1.4 billion, mainly because of the adverse impact of movements in foreign exchange rates.

Rolling Stock, Construction Machinery & Crushing Plant

Orders received leaped 114.0%, or ¥94.1 billion, to ¥176.7 billion. This substantial rise was due to a combination of increases in orders obtained for rolling stock from Japan Railway companies and other domestic railway enterprises and the receipt of major orders from overseas, principally orders for R160 next-generation subway cars from the New York City Transit Authority (NYCT) and orders for track construction from Taiwan High Speed Rail Corporation.

Sales climbed 35.3%, or ¥43.0 billion, to ¥164.8 billion, mainly as a result of deliveries of rolling stock to private and public railways in Japan and subway cars to the NYCT. Operating income rebounded 1,080.6%, or ¥5.0 billion, to ¥5.5 billion.

Aerospace

As a result of the receipt of the mandate from the Japan Defense Agency (JDA) to be the prime contractor for developing the P-X and C-X aircraft and other developments, new orders rose 7.5%, or ¥11.4 billion, to ¥163.0 billion.

Overall sales of the segment, however, slipped 3.9%, or ¥6.2 billion, to ¥154.8 billion. This was due to a drop in orders for aircraft components from Boeing because of the continuing lower demand for these products stemming from the terrorist attacks in the United States. This decline more than offset the increase in sales to the JDA in connection with the commencement of development of the P-X and C-X. Operating income fell 56.0%, or ¥7.8 billion, to ¥6.1 billion, because of the decline in sales and the adverse effects of movements in foreign exchange rates.

Gas Turbines & Machinery

Orders won during the fiscal year included those for helicopter engines and marine diesel engines from the JDA as well as orders from customers in Japan and overseas for small to medium-sized gas turbine electric power generators, steam turbine engines for ships, and components for private-sector aircraft engines, including the V2500 and Trent. As a consequence, orders were down 0.5%, or ¥0.9 billion, to ¥157.8 billion.

Sales expanded 5.5%, or ¥9.5 billion, to ¥181.0 billion, owing to deliveries of steam turbine engines for ships and higher sales in the hydraulic machinery business. Operating income posted a gain of 12.0%, or ¥0.7 billion, to ¥6.1 billion.

Plant & Infrastructure Engineering

Orders climbed 30.1%, or ¥48.1 billion, to ¥208.3 billion, boosted by large-scale orders such as municipal refuse incineration plants, an ammonia and fertilizer plant from Iran, and the baggage-handling systems for the new airport in Bangkok, Thailand.

Sales for the segment as a whole were down 0.7%, or ¥1.5 billion, to ¥219.1 billion. Sales of municipal refuse incineration plants to local governments in Japan declined, but the segment reported revenues from a combined



Net Income (Loss) per Share
(Yen)
15
12
9
6
3
0
-3
-6
-9
-12
-15
(4.4)
(13.4)
(7.4)
4.5
9.3
1999
2000
2001
2002
2003
Working Capital
(Billions of yen)
200
150
100
50
0
161.7
188.4
148.6
150.1
137.8
1999
2000
2001
2002
2003
Total Assets
(Billions of yen)
1,500
1,200
900
600
300
0
1,204.9
1,206.8
1,247.5
1,255.1
1,149.2
1999
2000
2001
2002
2003

cycle power plant delivered to Brazil. Although strong efforts were made to ensure profitability in the severe operating environment, a number of low-margin projects remained, resulting in an increase in operating loss of ¥3.6 billion to a loss of ¥4.2 billion.

Consumer Products & Machinery

Sales of this segment moved up 13.1%, or ¥36.8 billion, to ¥318.0 billion, as sales of motorcycles, ATVs, and industrial robots increased in the U.S. and recovered in Europe and Japan. Operating income posted a robust gain of 158.7%, or ¥8.2 billion, to ¥13.4 billion, owing to a combination of higher sales, lower costs, and reduced sales promotion expenses mainly for new model motorcycles.

Other

Orders in this segment fell 1.8%, or ¥1.7 billion, to ¥92.7 billion. Sales edged up 0.6%, or ¥0.6 billion, to ¥96.4 billion, and operating income increased 12.7%, or ¥0.2 billion, to ¥1.9 billion.

The following paragraphs summarize performance by geographic segment.

Japan

Sales in Japan amounted to ¥907.2 billion, ¥38.4 billion, or 4.4%, higher than for the previous fiscal year, as a result of increases mainly in the rolling stock division of the Company. Operating income declined ¥5.3 billion, or 17.0%, to ¥26.0 billion.

North America

Sales in North America expanded ¥47.7 billion, or 23.3%, to ¥252.2 billion, supported by higher revenue of the rolling stock manufacturing subsidiary and sales subsidiaries for consumer products. Operating income was ¥3.6 billion, ¥1.5 billion, or 29.1%, lower than for the previous fiscal year.

Europe

Owing to the robust performance of a consumer product sales subsidiary in Europe, sales of this geographic segment rose ¥9.8 billion, or 20.9%, to ¥56.9 billion. Operating income was ¥0.6 billion, compared with an operating loss of ¥3.3 billion in the previous fiscal year.

Asia

Although sales in Asia declined ¥1.4 billion, or 6.8%, to ¥19.1 billion, sales of motorcycles, the region's main business, remained brisk. Operating income was ¥0.9 billion, up ¥0.2 billion or 32.8% from the previous fiscal year.

Other Areas

Sales increased ¥0.5 billion, or 14.7%, to ¥4.2 billion, as compared to the previous fiscal year. Operating income climbed 59.7%, to ¥0.1 billion. The principal country in this segment is Australia.

Costs, Expenses, and Earnings

Cost of sales was 9.4% higher than in the previous fiscal year, amounting to ¥1,069.3 billion. As a consequence, gross profit increased 2.2%, to ¥170.3 billion, and the gross profit margin fell 0.9 percentage point from 14.6% in the previous fiscal year to 13.7% in the fiscal year under review.



Total Shareholders' Equity
(Billions of yen)
199.6
175.0
164.1
167.7
174.6
1999
2000
2001
2002
2003
Total Shareholders' Equity per Share
(Yen)
143.6
125.8
118.0
120.6
125.6
1999
2000
2001
2002
2003
Return on Equity
(%)
(3.0)
(9.9)
(6.1)
3.8
7.6
1999
2000
2001
2002
2003

Selling, general and administrative (SG&A) expenses were up 3.2%—a somewhat faster rate of climb than in gross profit—to ¥139.7 billion. As a consequence, operating income fell a slight 2.5%, or ¥30.5 billion. The operating income margin declined 0.2 percentage point, from 2.7% in the previous fiscal year to 2.5%.

Other income and expenses for fiscal 2003 amounted to expenses of ¥13.3 billion, an improvement of ¥2.0 billion from expenses of ¥15.3 billion in the previous fiscal year. Reasons for the improvement included the absence of write-downs of securities amounting to ¥3.9 billion reported for the previous fiscal year, a gain from the establishment of an employee severance benefit trust of ¥1.9 billion, a decline of ¥1.9 billion in foreign exchange losses, and an improvement of ¥1.7 billion in net interest expense. Factors adversely affecting other income and expenses were a decline of ¥3.3 billion in gain on sales of property, plant and equipment and newly posted business restructuring expenses of ¥3.2 billion. Therefore, other income and expenses posted an improvement of ¥2.0 billion compared with the previous fiscal year. As a consequence, income before income taxes and minority interests showed a gain of 7.7%, to ¥17.2 billion.

The ratio of the provision for income taxes to income before income taxes dropped substantially from 57.8% in the previous fiscal year to 22.3%, significantly lower than the statutory tax rate of approximately 41.9%. The principal factors accounting for this divergence were nontaxable revenues and the recognition of the tax effect of unrealized intercompany profit in the previous year. These items alone resulted in a reduction of the effective tax rate to 17.0%. As a result of these various factors, after deduction of minority interests, net income amounted to ¥13.0 billion, representing an increase of 107.3%, or more than twice the level of the previous fiscal year. As a consequence, the ratio of net income to net sales moved up 0.6 percentage point, from 0.5% to 1.1%. ROE improved 3.8 percentage points, from 3.8% to 7.6%.

Capital expenditures for the fiscal year amounted to ¥35.2 billion, compared with ¥33.1 billion for the previous fiscal year, and R&D expenses were ¥15.5 billion, versus ¥16.5 billion for the prior year, both including expenses for improvements in products of the Consumer Products & Machinery segment.

Financial Condition

Total assets at the end of the fiscal year were down 8.4%, or ¥105.9 billion from the previous fiscal year-end,to ¥1,149.2 billion. The drop in current assets, which amounted to ¥74.7 billion, accounted for about 70% of this decline and was due primarily to lower cash on hand and in banks and inventories. The decrease in property, plant and equipment was a relatively small ¥7.2 billion, but the decline in investments in securities was ¥29.1 billion and was the second largest factor accounting for the decrease in assets.

On the other hand, liabilities were down 10.5%, or ¥113.2 billion, to ¥969.0 billion. Of this total decrease, the decline in current liabilities was ¥62.4 billion and the drop in long-term liabilities amounted to ¥50.8 billion. One of the most important developments in the current and long-term liability accounts was the decrease in short- and long-term borrowings and bonds, which amounted to an overall drop in interest-bearing debt of 12.8%, or ¥63.1 billion, to ¥428.2 billion. Among other liability accounts the employees' retirement and severance benefit reserve declined ¥25.4 billion.

Please note that because the decline in current assets virtually matched the drop in current liabilities, the current ratio remained fundamentally the same at 120.0%.

Shareholders' equity rose 4.1%, or ¥6.9 billion, to ¥174.6 billion. Although the deduction for foreign currency translation adjustments was ¥3.8 billion higher than in the previous fiscal year, this was offset by the increase in retained earnings, reflecting the net income for the year.

As a result of the combination of the decline in total assets and the increase in shareholders' equity, the shareholders' equity ratio moved up 1.8 percentage points, from 13.4% to 15.2%. The debt-to-equity ratio declined significantly from 292.9% at the prior fiscal year-end to 245.3% at fiscal 2003 year-end.

Cash Flows

During fiscal 2003, net cash provided by operating activities amounted to ¥56.8 billion. Income before income taxes and minority interests expanded, as noted previously, and depreciation was at virtually the same level as for the previous fiscal year. In addition, the decline in inventories contributed significantly to net cash provided by operating activities, but, on the other hand, because the decline in trade receivables was a greater decrease in the previous year and owing to lower trade payables and advances received than in the prior fiscal year, net cash provided by operating activities was ¥4.0 billion lower than in fiscal 2002.

Net cash used in investing activities amounted to ¥26.8 billion, versus ¥28.1 billion for fiscal 2002. Acquisition of property, plant and equipment accounted for the largest portion of these cash outlays. Free cash flow, which is the net amount of cash from operating and investing activities, amounted to an inflow of ¥29.9 billion for fiscal 2003.

Net cash used in financing activities amounted to ¥59.6 billion, compared with ¥18.6 billion in fiscal 2002. Most of this increase in outlay was due to the repayment of long- and short-term debt. Although ¥34.1 billion in proceeds from long-term debt was reported for fiscal 2003, the net decrease in short-term borrowings plus the repayment of long-term debt amounted to ¥93.6 billion.

As a result of these cash flows, cash and cash equivalents at the end of fiscal 2003 amounted to ¥59.8 billion, representing a decline of ¥29.9 billion during of the year.

Dividends

The Company's policy is to pay stable cash dividends to its shareholders, giving due attention to increasing retained earnings in order to strengthen and expand its business foundation for future growth.

In accordance with this policy, as the Company reported net income for fiscal 2003—a second consecutive year—and after taking into account the level of net income and the operating environment, management proposed and received approval from shareholders for the resumption of cash dividend payments of ¥2 per share for fiscal 2003.

Consolidated Balance Sheets

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
As of March 31, 2003 and 2002

ASSETS	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	2002	**2003**
Current assets:			
Cash on hand and in banks	**¥ 61,185**	¥ 91,344	**$ 509,027**
Receivables (Note 5):			
Trade	**380,545**	389,987	**3,165,932**
Other	**17,698**	12,821	**147,238**
Allowance for doubtful receivables	**(5,176)**	(5,893)	**(43,062)**
	393,067	396,915	**3,270,108**
Inventories (Notes 3 and 5)	**342,387**	372,269	**2,848,478**
Deferred tax assets (Note 12)	**18,423**	16,994	**153,270**
Other current assets	**12,900**	25,149	**107,320**
Total current assets	**827,962**	902,671	**6,888,203**
Investments and long-term loans:			
Investments in securities (Notes 4 and 6)	**52,146**	81,222	**433,827**
Long-term loans	**3,830**	3,965	**31,864**
Other (Note 5)	**14,812**	15,361	**123,227**
Allowance for doubtful receivables	**(5,044)**	(5,150)	**(41,963)**
Total investments and long-term loans	**65,744**	95,398	**546,955**
Property, plant and equipment (Note 5):			
Land	**53,430**	54,116	**444,509**
Buildings	**257,088**	251,165	**2,138,835**
Machinery and equipment	**444,124**	460,128	**3,694,875**
Construction in progress	**6,468**	8,744	**53,811**
	761,110	774,153	**6,332,030**
Accumulated depreciation	**(526,758)**	(532,636)	**(4,382,346)**
Net property, plant and equipment	**234,352**	241,517	**1,949,684**
Intangible and other assets:			
Deferred tax assets (Note 12)	**10,765**	4,917	**89,559**
Intangible and other assets	**10,338**	10,572	**86,007**
	21,103	15,489	**175,566**
Total assets	**¥1,149,161**	¥1,255,075	**$9,560,408**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	Millions of yen 2003	Millions of yen 2002	Thousands of U.S. dollars (Note 1) 2003
Current liabilities:			
Short-term borrowings and current portion of long-term debt (Note 5)	**¥ 201,248**	¥ 243,113	**$1,674,276**
Trade payables (Note 5)	**294,769**	325,664	**2,452,321**
Advances from customers	**100,829**	111,423	**838,844**
Accrued income taxes (Note 12)	**7,560**	3,347	**62,895**
Accrued bonuses	**19,540**	18,954	**162,562**
Provision for product warranty	**2,303**	2,479	**19,160**
Provision for restructuring charges (Note 2 (q))	**2,260**	—	**18,802**
Provision for losses on construction contracts	**832**	80	**6,922**
Deferred tax liabilities (Note 12)	**284**	321	**2,363**
Other current liabilities	**60,566**	47,176	**503,877**
Total current liabilities	**690,191**	752,557	**5,742,022**
Long-term liabilities:			
Long-term debt, less current portion (Note 5)	**226,936**	248,170	**1,887,987**
Employees' retirement and severance benefits (Note 7)	**41,350**	66,770	**344,010**
Directors' and statutory auditors' retirement and severance benefits	**1,018**	1,042	**8,469**
Deferred tax liabilities (Note 12)	**2,825**	4,338	**23,502**
Other	**6,665**	9,284	**55,450**
Total long-term liabilities	**278,794**	329,604	**2,319,418**
Contingent liabilities (Note 8)			
Minority interests	**5,591**	5,183	**46,514**
Shareholders' equity (Note 9):			
Common stock:			
Authorized—3,360,000,000 shares			
Issued—1,390,597,636 shares in 2003			
1,390,595,964 shares in 2002	**81,427**	81,427	**677,429**
Capital surplus	**24,683**	24,682	**205,349**
Retained earnings	**77,069**	64,110	**641,173**
Net unrealized gains on securities	**3,671**	5,925	**30,541**
Foreign currency translation adjustments	**(12,225)**	(8,407)	**(101,705)**
Treasury stock—233,954 shares in 2003			
25,623 shares in 2002	**(40)**	(6)	**(333)**
Total shareholders' equity	**174,585**	167,731	**1,452,454**
Total liabilities, minority interests and shareholders' equity	**¥1,149,161**	¥1,255,075	**$9,560,408**

Consolidated Statements of Operations

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the three years ended March 31, 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2003	2002	2001	**2003**
Net sales	**¥1,239,598**	¥1,144,534	¥1,060,479	**$10,312,795**
Cost of sales	**1,069,341**	977,875	924,522	**8,896,348**
Gross profit	**170,257**	166,659	135,957	**1,416,447**
Selling, general and administrative expenses (Note 10)	**139,714**	135,348	131,497	**1,162,346**
Operating income	**30,543**	31,311	4,460	**254,101**
Other income (expenses):				
Interest and dividend income	**4,684**	4,798	4,480	**38,968**
Equity in income (loss) of non-consolidated subsidiaries and affiliates	**(467)**	379	(1,586)	**(3,885)**
Interest expense	**(10,291)**	(12,146)	(12,779)	**(85,616)**
Other, net (Note 11)	**(7,241)**	(8,348)	(12,981)	**(60,240)**
Income (loss) before income taxes and minority interests	**17,228**	15,994	(18,406)	**143,328**
Income taxes (Note 12):				
Current	**(11,395)**	(6,114)	(5,609)	**(94,800)**
Deferred	**7,555**	(3,131)	13,309	**62,853**
Minority interests in net loss (income) of consolidated subsidiaries	**(366)**	(467)	386	**(3,045)**
Net income (loss)	**¥ 13,022**	¥ 6,282	¥ (10,320)	**$ 108,336**

	Yen			U.S. dollars (Note 1)
Per share amounts (Note 2 (x), (y)):				
Net income (loss)—basic	**¥9.3**	¥4.5	¥(7.4)	**$0.08**
Net income—diluted	**8.8**	4.4	—	**0.07**
Cash dividends	**2.0**	—	—	**0.02**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the three years ended March 31, 2003, 2002 and 2001

	Thousands	Millions of yen					
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Net unrealized gains on securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2000	1,390,596	¥81,427	¥24,682	¥68,846	¥ —	¥ —	¥ —
Net loss for the year	—	—	—	(10,320)	—	—	—
Adjustment for changes of interests in affiliates accounted for by the equity method	—	—	—	(17)	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	(13,571)	—
Adoption of new accounting standard for financial instruments	—	—	—	—	13,091	—	—
Treasury stock	—	—	—	—	—	—	—
Bonuses to directors and statutory auditors	—	—	—	(57)	—	—	—
Balance at March 31, 2001	1,390,596	81,427	24,682	58,452	13,091	(13,571)	—
Net income for the year	—	—	—	6,282	—	—	—
Adjustment for changes of interests in affiliates accounted for by the equity method	—	—	—	(575)	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	5,164	—
Decrease in net unrealized gains on securities	—	—	—	—	(7,166)	—	—
Treasury stock purchased	—	—	—	—	—	—	(6)
Bonuses to directors and statutory auditors	—	—	—	(49)	—	—	—
Balance at March 31, 2002	1,390,596	81,427	24,682	64,110	5,925	(8,407)	(6)
Net income for the year	—	—	—	**13,022**	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	**(3,818)**	—
Decrease in net unrealized gains on securities	—	—	—	—	**(2,254)**	—	—
Treasury stock purchased	—	—	—	—	—	—	**(34)**
Conversion of convertible bonds	**2**	—	**1**	—	—	—	—
Bonuses to directors and statutory auditors	—	—	—	**(63)**	—	—	—
Balance at March 31, 2003	**1,390,598**	**¥81,427**	**¥24,683**	**¥77,069**	**¥ 3,671**	**¥(12,225)**	**¥(40)**

	Thousands of U.S. dollars (Note 1)					
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2002	$ 677,429	$ 205,345	$ 533,361	$ 49,293	$ (69,942)	$ (50)
Net income for the year	—	—	**108,336**	—	—	—
Adjustment from translation of foreign currency financial statements	—	—	—	—	**(31,763)**	—
Decrease in net unrealized gains on securities	—	—	—	**(18,752)**	—	—
Treasury stock purchased	—	—	—	—	—	**(283)**
Conversion of convertible bonds	—	**4**	—	—	—	—
Bonuses to directors and statutory auditors	—	—	**(524)**	—	—	—
Balance at March 31, 2003	**$677,429**	**$205,349**	**$641,173**	**$30,541**	**$(101,705)**	**$(333)**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the three years ended March 31, 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2003	2002	2001	**2003**
Cash flows from operating activities:				
Income (loss) before income taxes and minority interests	**¥17,228**	¥15,994	¥(18,406)	**$143,328**
Adjustments to reconcile net income (loss) before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	**31,595**	31,998	33,303	**262,854**
Provision for (reversal of) retirement and severance benefits	**1,955**	10,182	(634)	**16,264**
Provision for (reversal of) allowance for doubtful accounts	**(718)**	1,794	(1,380)	**(5,973)**
Provision for (reversal of provision for) losses on construction contracts	**752**	(6,517)	6,190	**6,256**
Provision for restructuring charges	**2,260**	—	—	**18,802**
Loss on disposal of inventories	**1,156**	—	—	**9,617**
Write-downs of securities and others	**910**	3,904	5,714	**7,571**
Write-downs of investments in subsidiaries and affiliates	**—**	649	—	**—**
Gain on sale of marketable & investment securities	**(954)**	(109)	(4,975)	**(7,937)**
Gain on sale of property, plant and equipment	**(2,053)**	(5,047)	—	**(17,080)**
Gain on contribution of securities to employee retirement benefit trust	**(1,902)**	—	—	**(15,824)**
Interest and dividend income	**(4,684)**	(4,798)	(4,480)	**(38,968)**
Interest expense	**10,291**	12,146	12,779	**85,616**
Changes in assets and liabilities:				
Decrease (increase) in:				
Trade receivables	**3,736**	38,986	(11,850)	**31,081**
Inventories	**24,835**	(18,809)	(23,480)	**206,614**
Other current assets	**8,956**	(3,972)	(441)	**74,509**
Increase (decrease) in:				
Trade payables	**(26,738)**	(9,972)	9,092	**(222,446)**
Advances received	**(10,646)**	6,970	17,384	**(88,569)**
Accrued bonuses	**604**	3,479	(3,995)	**5,025**
Other current liabilities	**13,147**	(3,583)	1,977	**109,376**
Other, net	**(576)**	(111)	520	**(4,792)**
Subtotal	**69,154**	73,184	17,318	**575,324**
Cash received for interest and dividends	**4,221**	4,730	5,447	**35,117**
Cash paid for interest	**(10,120)**	(11,401)	(11,636)	**(84,193)**
Cash paid for income taxes	**(6,485)**	(5,720)	(1,893)	**(53,952)**
Net cash provided by operating activities	**56,770**	60,793	9,236	**472,296**

(Continues to next page)

(Continued from previous page)	Millions of yen 2003	2002	2001	Thousands of U.S. dollars (Note 1) 2003
Cash flows from investing activities:				
Decrease in time deposits with maturities over three months	**221**	289	—	**1,839**
Acquisition of property, plant and equipment	**(31,349)**	(31,406)	(32,967)	**(260,807)**
Proceeds from sales of property, plant and equipment	**8,428**	10,677	—	**70,116**
Acquisition of intangible assets	**(2,208)**	(2,904)	—	**(18,369)**
Proceeds from sales of intangible assets	**40**	133	—	**333**
Acquisition of investments in securities	**(4,240)**	(6,595)	—	**(35,274)**
Proceeds from sale of investments in securities	**2,643**	205	10,673	**21,988**
Decrease (increase) in short-term loans receivable	**(179)**	368	1,415	**(1,489)**
Additions to long-term loans receivable	**(1,805)**	(2,086)	(1,693)	**(15,017)**
Proceeds from collection of long-term loans receivable	**762**	3,157	3,241	**6,339**
Payment for purchase of newly consolidated subsidiaries' stock	**—**	—	(2,375)	**—**
Other	**860**	93	973	**7,155**
Net cash used for investing activities	**(26,827)**	(28,089)	(20,733)	**(223,186)**
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	**(53,048)**	837	1,497	**(441,331)**
Proceeds from long-term debt	**34,129**	12,939	40,840	**283,935**
Repayment of long-term debt	**(40,579)**	(32,303)	(38,689)	**(337,596)**
Acquisition of treasury stock	**(2)**	—	—	**(17)**
Cash dividends paid	**(2)**	(5)	(9)	**(17)**
Cash dividends paid to minority interests	**(99)**	(56)	(56)	**(823)**
Net cash provided by (used for) financing activities	**(59,601)**	(18,588)	3,583	**(495,849)**
Effect of exchange rate changes	**(282)**	449	966	**(2,346)**
Net increase (decrease) in cash and cash equivalents	**(29,940)**	14,565	(6,948)	**(249,085)**
Cash and cash equivalents at beginning of year	**89,777**	75,212	82,160	**746,897**
Cash and cash equivalents at end of year	**¥59,837**	¥89,777	¥ 75,212	**$497,812**
Supplemental information on cash flows:				
Cash and cash equivalents:				
Cash on hand and in banks in the balance sheets	**¥61,185**	¥91,344	¥ 77,048	**$509,027**
Time deposits with maturities over three months	**(1,348)**	(1,567)	(1,836)	**(11,215)**
Total	**¥59,837**	¥89,777	¥ 75,212	**$497,812**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

1. Basis of presenting consolidated financial statements

Kawasaki Heavy Industries, Ltd. (the "Company") and its consolidated domestic subsidiaries maintain their official accounting records in Japanese yen, in accordance with the provisions set forth in the Japanese Commercial Code and accounting principles and practices generally accepted in Japan ("Japanese GAAP"). The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles and practices prevailing in the respective countries of domicile. Certain accounting principles and practices generally accepted in Japan are different from International Accounting Standards and standards in other countries in certain respects as to application and disclosure requirements. Accordingly, the accompanying consolidated financial statements are intended for use by those who are informed about Japanese accounting principles and practices.

The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The translation of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2003, which was ¥120.20 to US$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. Significant accounting policies

(a) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and significant companies (together the "Companies"), over which the Company has power of control through majority voting right or existence of certain conditions the evidencing control by the Company. Investments in non-consolidated subsidiaries and affiliates, over which the Company has the ability to exercise significant influence over operating and financial policies of the investees, are accounted for on the equity method.

The consolidated financial statements include the accounts of the Company and 104 (105 in 2002 and 2001) subsidiaries.

For the year ended March 31, 2003, 3 (2 in 2002 and 4 in 2001) subsidiaries are excluded from the consolidation. The amounts of total assets, net sales, net income and retained earnings of these excluded subsidiaries, in the aggregate, would not have had a material effect on the consolidated financial statements.

(b) Application of the equity method of accounting

For the year ended March 31, 2003, 15 (17 in 2002 and 18 in 2001) affiliates are accounted for by the equity method.

For the year ended March 31, 2003, investments in 3 (2 in 2002 and 4 in 2001) non-consolidated subsidiaries and 12 (13 in 2002 and 12 in 2001) affiliates are stated at cost without applying the equity method of accounting. If the equity method had been applied for these investments, the amounts of net income and retained earnings of these excluded subsidiaries and affiliates would not have had a material effect on the consolidated financial statements.

(c) Consolidated subsidiaries' fiscal year-ends

Fiscal year-ends of 29 (31 in 2002 and 32 in 2001) consolidated subsidiaries are December 31. The Company consolidates such subsidiaries' financial statements as of each subsidiary's latest year-end. Unusual significant transactions for the period between each subsidiary's year-end and the Company's year-end are adjusted on consolidation.

(d) Elimination of inter-company transactions and accounts

All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated on consolidation, and the portion thereof attributable to minority interests is credited to minority interests.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the Company acquired control of the respective subsidiaries.

When the excess of cost over equity is considered significant, it is amortized by the straight-line method over five years. Otherwise, it is charged to income in the year of acquisition or the year newly included in consolidation.

(e) Foreign currency translation
Short-term receivables and payables denominated in foreign currencies are translated into Japanese yen at the year-end rates. Prior to April 1, 2000, long-term receivables and payable denominated in foreign currencies were translated at historical rates.

Effective April 1, 2000, the Company and its consolidated subsidiaries adopted the revised accounting standard for foreign currency translation. Under the revised accounting standard, long-term receivables and payables denominated in foreign currencies are also translated into Japanese yen at the year-end rate.

The effect on the consolidated statements of operations of adopting the revised accounting standard was immaterial.

Balance sheets of consolidated overseas subsidiaries are translated into Japanese yen at the year-end rate except for shareholders' equity accounts, which are translated at the historical rates. Income statements of consolidated overseas subsidiaries are translated at average rates except for transactions with the Company, which are translated at the rates used by the Company.

Due to the adoption of the revised accounting standard referred to above, the Company and its domestic subsidiaries report foreign currency translation adjustments in shareholders' equity (and minority interests).

(f) Appropriations of retained earnings
Appropriations of retained earnings are recorded in the fiscal year when the proposed appropriations are approved.

(g) Revenue recognition
Sales are principally recognized at the time of completion of the contracts. However, the percentage-of-completion method is applied to long-term contracts exceeding ¥5,000 million.

(h) Cash and cash equivalents
In preparing the consolidated statements of cash flows, cash on hand, readily-available deposits and short-term highly liquid investments with maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

(i) Allowance for doubtful receivables
Effective April 1, 2000, the Company and its consolidated domestic subsidiaries adopted the new Japanese accounting standard for financial instruments.

Upon applying the new accounting standard, possible losses from notes and accounts receivable, loans and other receivables are provided for based on past experience rate and the Companies' estimates of losses on collection.

As a result of adopting the new accounting standard for financial instruments, loss before income taxes and minority interests in 2001 increased ¥2,983 million compared with the amounts which would have been recognized under the previous method of accounting.

(j) Accrued bonuses
Accrued bonuses for employees are reasonably estimated.

(k) Inventories
Inventories are stated at cost, as determined principally by the specific identification cost method, the first-in, first-out method or the moving-average method.

(l) Assets and liabilities arising from derivative transactions
Assets and liabilities arising from derivative transactions are stated at fair value.

(m) Investments in securities
Prior to April 1, 2000, securities of the Company and its consolidated subsidiaries were stated at moving-average cost.

Effective April 1, 2000, the Company and its consolidated domestic subsidiaries adopted the new Japanese accounting standard for financial instruments.

Upon applying the new accounting standard, the Company and its consolidated domestic subsidiaries examined the intent of holding each security and classified those securities as (a) debt securities intended to be held to maturity (hereafter, "held-to-maturity debt securities"), (b) equity securities issued by subsidiaries and affiliated companies and (c) all other securities that are not classified in the above categories (hereafter, "available-for-sale securities"). There were no trading securities at March 31, 2002 and 2003.

Held-to-maturity debt securities are stated mainly at amortized cost. Equity securities issued by subsidiaries and affiliated companies which are not consolidated or accounted for using the equity method are stated at moving-average cost. Available-for-sale securities with available fair market values are stated at fair market value. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using moving-average cost.

Other securities with no available fair market value are stated at moving-average cost.

If the market value of held-to-maturity debt securities, equity securities issued by non-consolidated subsidiaries and affiliated companies and available-for-sale securities declines significantly, such securities are stated at fair market value and the difference between fair market value and the carrying amount is recognized as loss in the period of the decline. If the fair market value of equity securities issued by non-consolidated subsidiaries and affiliated companies, not subject to the equity method, is not readily available, such securities should be written down to net asset value with a corresponding charge in the statements of operations in the event net asset value declines significantly. In these cases, such fair market value or the net asset value will be the carrying amount of the securities at the beginning of the next year.

As a result of adopting the new accounting standard for financial instruments, loss before income taxes and minority interests in 2001 increased ¥2,731 million compared with the amounts which would have been recognized under the previous method of accounting.

(n) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is computed principally by the declining-balance method over estimated useful lives.

(o) Intangible assets

Amortization of intangible assets is computed by the straight-line method.

(p) Provision for product warranty

Provision for product warranty is accrued in the amount reasonably estimated.

(q) Provision for restructuring charges

Provision for restructuring charges for the steel structures business is accrued in the amount reasonably estimated.

(r) Provision for losses on construction contracts

Provision for losses on uncompleted construction contracts at the fiscal year-end is made when substantial losses are anticipated for the next fiscal year and later and such losses can be reasonably estimated.

(Change in accounting policy)

Effective for the year ended March 31, 2001, the Company changed its accounting policy for the provision for losses on uncompleted construction contracts. Previously, it was applied only for the subsidiary in the United States based on U.S. GAAP.

The Company made this change in accounting policy following the preparation of its Medium-Term Business Plan in November 2000 and as a result of a review of construction contracts at the end of the year, which led to the judgment that factors of losses on construction contracts are increasing. In view of these circumstances, this change was deemed prudent to increase the soundness of the Company's financial position and substantially better reflect profitability.

As a result of this change, loss before income taxes and minority interests in 2001 increased ¥6,190 million compared with the amounts which would have been recognized under the previous method of accounting.

(s) Bond issue expenses

Bond issue expenses are charged to income as incurred.

(t) Income taxes

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(u) Retirement and severance benefits

Employees who terminate their services with the Company and its domestic consolidated subsidiaries are generally entitled to lump-sum payments, the amounts of which are determined by reference to their current basic rates of pay and length of service. At March 31, 2000, the Company and its domestic consolidated subsidiaries provided for 40 percent of the amount which would be required to be paid if all eligible employees voluntarily terminated their services at the balance sheet date.

Effective April 1, 2000, the Company and its domestic consolidated subsidiaries adopted the new accounting standard for retirement and severance benefits. The liabilities and expenses for retirement and severance benefits are determined based on the amounts actuarially calculated using certain assumptions. The Company and its domestic consolidated subsidiaries provided the allowance for employees' retirement and severance benefits based on the estimated amounts of projected benefit obligation and fair value plan assets (including retirement benefit trust).

The excess of the projected benefit obligation over the liabilities for retirement and severance benefits recorded as of April 1, 2000 (the "net transition obligation") amounted to ¥130,928 million, which is being recognized in expenses in equal amounts primarily over 10 years commencing with the year ended March 31, 2001. Actuarial gains and losses and prior service cost are recognized in expenses in equal amounts, within the average of the estimated remaining service lives of the employees, commencing with the following and the current period, respectively. As a result of the adoption of the new accounting standard, in the year ended March 31, 2001, retirement and severance benefit expenses increased by ¥2,935 million, operating income decreased by ¥1,215 million and loss before income taxes and minority interests increased by ¥2,793 million compared with what would have been recorded under the previous accounting standard.

Employees of the Company's overseas consolidated subsidiaries are generally covered by various pension plans, accounted for in accordance with generally accepted accounting principles in the country of domicile.

The Company and its domestic consolidated subsidiaries provide for retirement and severance benefits for directors and statutory auditors principally at 50 percent of the amount required if they retired at the balance sheet date.

(v) Hedge accounting

The Company and its consolidated subsidiaries employ deferred hedge accounting. If financial instruments are used as hedges and meet certain hedging criteria, the Company and its consolidated subsidiaries defer recognition of gains or losses resulting from changes in fair value of financial instruments until the related losses or gains on the hedged items are recognized.

(w) Finance leases

For the Company and its domestic consolidated subsidiaries, finance leases which do not transfer ownership and do not have bargain purchase provisions are accounted for in the same manner as operating leases in accordance with Japanese GAAP.

(x) Earnings per share

The computations of earnings per share shown in the consolidated statements of operations are based upon net income available to common stock holders and weighted average number of shares outstanding during each period.

Diluted earnings per share are computed based on the assumption that all dilutive convertible bonds were converted at the beginning of the year.

Effective April 1, 2002, the Company adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No. 2, "Accounting Standard for Earnings Per Share," and Financial Standards Implementation Guidance No. 4, "Implementation Guidance for Accounting Standard for Earnings Per Share," issued by the Accounting Standards Board of Japan on September 25, 2002).

The effect on earnings per share of the adoption of the new accounting standard was not material.

(y) Cash dividends

Per share amounts of cash dividends for each period represent dividends declared as applicable to the respective year.

(z) Reclassifications

Certain prior year amounts have been reclassified to conform to 2003 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

3. Inventories

Inventories as of March 31, 2003 and 2002 are comprised as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2003	*2002*	***2003***
Finished products	**¥ 56,566**	¥ 61,928	**$ 470,600**
Work in process	**242,459**	272,100	**2,017,121**
Raw materials and supplies	**43,362**	38,241	**360,757**
Total	**¥342,387**	¥372,269	**$2,848,478**

4. Securities

(a) Acquisition costs, book values (fair value) of available-for-sale securities with available fair values as of March 31, 2003 and 2002 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2003			
	Acquisition cost	Book value	Difference	Difference
Securities with book values exceeding acquisition costs:				
Equity securities	**¥11,610**	**¥19,637**	**¥8,027**	**$66,780**
Other securities:				
Equity securities	**4,395**	**3,134**	**(1,261)**	**(10,491)**
Total	**¥16,005**	**¥22,771**	**¥6,766**	**$56,289**

	Millions of yen		
	2002		
	Acquisition cost	Book value	Difference
Securities with book values exceeding acquisition costs:			
Equity securities	¥21,403	¥37,412	¥16,009
Other securities:			
Equity securities	21,706	16,263	(5,443)
Others	95	81	(14)
Total	¥43,204	¥53,756	¥10,552

(b) Book values of investments in securities with no available fair values as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
	Book value	Book value	Book value
Held-to-maturity debt securities:			
Non-listed securities	**¥ 25**	¥ 25	**$ 208**
Available-for-sale securities:			
Equity securities	**8,957**	6,181	**74,517**
Others	**5,296**	5,352	**44,060**
Total	**¥14,253**	¥11,533	**$118,557**
Equity securities issued by non-consolidated subsidiaries and affiliated companies:			
Subsidiaries	**¥ 18**	¥ 9	**$ 150**
Affiliated companies	**7,538**	3,440	**62,712**
Total	**¥ 7,556**	¥ 3,449	**$ 62,862**

(c) Sales amounts of available-for-sale securities and related gains and losses for the year ended March 31, 2003 are as follows:

	Millions of yen			Thousands of U.S. dollars		
	2003					
	Sales amounts	Gains	Losses	Sales amounts	Gains	Losses
Equity securities	¥1,699	¥999	¥(140)	$13,885	$8,311	$(1,165)
Others	60	—	(35)	499	—	(291)
Total	¥1,729	¥999	¥(175)	$14,384	$8,311	$(1,456)

5. Short-term borrowings and long-term debt

Short-term borrowings and long-term debt as of March 31, 2003 and 2002 are comprised as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Short-term borrowings:			
Short-term debt, principally bank loans, bearing average interest rates of 1.374 percent and 1.561 percent as of March 31, 2003 and 2002, respectively	**¥150,932**	¥206,147	**$1,255,674**
Current portion of long-term debt, bearing average interest rates of 1.696 percent and 2.405 percent as of March 31, 2003 and 2002, respectively	**50,316**	36,966	**418,602**
Total short-term debt	**¥201,248**	¥243,113	**$1,674,276**
Long-term debt:			
Loans from banks and other financial institutions, partly secured by mortgage or other collateral, due from 2002 to 2035, bearing average interest rates of 1.657 percent and 2.033 percent as of March 31, 2003 and 2002, respectively	**¥116,887**	¥104,770	**$ 972,437**
1.00 percent notes due 2002	**—**	10,000	**—**
1.05–2.00 percent notes due 2003	**10,000**	20,000	**83,195**
1.94 percent notes due 2004	**20,000**	20,000	**166,389**
1.50–1.67 percent notes due 2005	**20,000**	20,000	**166,389**
1.87 percent notes due 2006	**10,000**	10,000	**83,195**
2.00 percent notes due 2007	**10,000**	10,000	**83,195**
2.51–2.775 percent notes due 2008	**20,000**	20,000	**166,389**
2.33 percent notes due 2009	**10,000**	10,000	**83,195**
0.65–0.90 percent convertible bonds due 2003	**19,079**	19,079	**158,727**
0.75 percent convertible bonds due 2005	**9,609**	9,609	**79,942**
1.10 percent convertible bonds due 2006	**17,118**	17,118	**142,413**
0.90 percent convertible bonds due 2008	**7,520**	7,521	**62,562**
1.00 percent convertible bonds due 2011	**7,039**	7,039	**58,561**
	277,252	285,136	**2,306,589**
Less portion due within one year	**(50,316)**	(36,966)	**(418,602)**
Total long-term debt	**¥226,936**	¥248,170	**$1,887,987**

The convertible bonds due 2003 through 2011 as of March 31, 2003 were convertible into 114,224,361 shares of common stock at the option of the holders at prices of ¥459 ($3.82) or ¥598 ($4.98) per share. The conversion prices are subject to adjustments under specified conditions.

As of March 31, 2003 and 2002, the following assets were pledged as collateral for short-term borrowings and long-term debt:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Trade receivables	**¥ —**	¥ 481	**$ —**
Inventories	**10,699**	11,651	**89,010**
Land	**5,383**	5,830	**44,784**
Buildings	**4,449**	6,485	**37,013**
Machinery and equipment	**309**	357	**2,571**
Other investments	**299**	288	**2,487**
Total	**¥21,139**	¥25,092	**$175,865**

As of March 31, 2003 and 2002, debt secured by the above pledged assets was as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Trade payables	**¥ 173**	¥ 99	**$ 1,439**
Short-term and long-term debt	**29,172**	26,527	**242,696**
Total	**¥29,345**	¥26,626	**$244,135**

The aggregate annual maturities of long-term debt as of March 31, 2003 are as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2004	¥ 50,316	$ 418,602
2005	52,308	435,175
2006	44,598	371,031
2007	45,597	379,343
2008 and thereafter	84,433	702,438
Total	¥277,252	$2,306,589

6. Investments in non-consolidated subsidiaries and affiliates

Investments in non-consolidated subsidiaries and affiliates as of March 31, 2003 and 2002 are ¥15,108 million ($125,691 thousand) and ¥15,908 million, respectively.

7. Employees' retirement and severance benefits

The liability for employees' retirement and severance benefits included in the liability section of the consolidated balance sheet as of March 31, 2003 and 2002 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Projected benefit obligation	**¥181,281**	¥192,451	**$1,508,161**
Unrecognized prior service costs	**2,188**	2,518	**18,203**
Unrecognized actuarial differences	**(25,553)**	(20,058)	**(212,587)**
Less fair value of pension assets	**(26,683)**	(5,096)	**(221,988)**
Less unrecognized net transition obligation	**(90,353)**	(103,439)	**(751,689)**
Prepaid pension cost	**470**	394	**3,910**
Liability for retirement and severance benefits	**¥ 41,350**	¥ 66,770	**$ 344,010**

Retirement and severance benefit expenses in the consolidated statements of operations for the years ended March 31, 2003 and 2002 are comprised as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Service costs—benefits earned during the year	**¥ 9,697**	¥ 9,443	¥ 8,700	**$ 80,674**
Interest cost on projected benefit obligation	**5,708**	6,167	6,532	**47,488**
Expected return on plan assets	**(467)**	(379)	304	**(3,885)**
Amortization of actuarial differences	**2,042**	407	—	**16,988**
Amortization of prior service costs	**(243)**	—	—	**(2,022)**
Amortization of net transition obligation	**13,181**	13,059	14,431	**109,659**
Special additional retirement allowances	**—**	—	1,687	**—**
Retirement and severance benefit expenses	**¥29,918**	¥28,697	¥31,046	**$248,902**

The discount rate and the rate of expected return on plan assets are primarily 3.0 and 9.0 percent (for consolidated overseas subsidiaries), respectively. The estimated amount of all retirement benefits to be paid at future retirement dates is allocated equally to each service year using the estimated number of total service years. Actuarial gains and losses are recognized in expenses in equal amounts over 10 to 15 years commencing with the following period. Prior service costs are recognized as an expense in equal amounts for 10 years.

The Company has established an employees' retirement benefit trust of ¥27,274 million ($226,910 thousand) in the year ended March 31, 2003. In this connection, the Company recognized a gain of ¥1,902 million ($15,824 thousand) on investment securities contributed to the employees' retirement benefit trust for the year ended March 31, 2003.

8. Contingent liabilities

Contingent liabilities as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
As drawer of trade notes discounted	**¥ 26**	¥ 874	**$ 216**
As endorser of trade notes	**31**	30	**258**
As guarantor of indebtedness of employees, unconsolidated subsidiaries and affiliates, and others	**31,526**	38,805	**262,280**

9. Shareholders' equity

(a) Capital surplus

Under the Commercial Code of Japan, the entire amount of the issue price of shares is required to be accounted for as capital, although a company may, by resolution of its Board of Directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital, which is included in capital surplus.

Effective October 1, 2001, the Commercial Code provides that an amount equal to at least 10 percent of cash dividends and other cash appropriations shall be appropriated and set aside as a legal earnings reserve until the total amount of legal earnings reserve and additional paid-in capital equals 25 percent of common stock. The total amount of legal earnings reserve and additional paid-in capital of the Company has reached 25 percent of common stock, and therefore the Company is not required to provide any more legal earnings reserve. The legal earnings reserve and additional paid-in capital may be used to eliminate or reduce a deficit by resolution of the shareholders' meeting or may be capitalized by resolution of the Board of Directors. On condition that the total amount of legal earnings reserve and additional paid-in capital remains being equal to or exceeding 25 percent of common stock, they are available for distribution by the resolution of shareholders' meeting. Legal earnings reserve is included in retained earnings in the accompanying financial statements.

(b) Dividends

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Commercial Code of Japan.

(c) Restrictions on dividends

Under the terms of indentures for certain convertible bonds due through 2006, cumulative cash dividend payments by the Company are not to exceed an amount equivalent to accumulated net income of the Company earned during the years such securities are outstanding plus ¥10,000 million (for certain indentures ¥10,100 million).

10. Research and development expenses

Research and development expenses, included in selling, general and administrative expenses, are as follows:

	Millions of yen			*Thousands of U.S. dollars*
	2003	*2002*	*2001*	***2003***
Research and development expenses	**¥15,494**	¥16,549	¥17,548	**$128,902**

11. Other income (expenses): other, net

Other income (expenses): other, net in the consolidated statements of operations is comprised as follows:

	Millions of yen			*Thousands of U.S. dollars*
	2003	*2002*	*2001*	***2003***
Gain on sales of marketable securities and investments in securities	**¥ 877**	¥ 109	¥ 4,975	**$ 7,296**
Gain on sales of property, plant and equipment	**3,286**	6,543	—	**27,338**
Gain on contribution of securities to employees' retirement benefit trust	**1,902**	—	—	**15,824**
Gain on sales of subsidiaries' shares	**77**	—	—	**641**
Restructuring charges	**(3,182)**	—	(3,470)	**(26,473)**
Foreign exchange gain (loss), net	**(2,453)**	(4,371)	3,097	**(20,408)**
Loss on disposal of inventories	**(1,456)**	—	—	**(12,113)**
Loss on real estate development business	**(923)**	—	—	**(7,679)**
Amortization of certain subsidiaries' net transition obligation of retirement and severance benefits	**(205)**	(205)	(1,578)	**(1,705)**
Write-downs of securities and others	**—**	(3,904)	(5,714)	**—**
Provision for losses on construction contracts	**—**	—	(6,190)	**—**
Other, net	**(5,164)**	(6,520)	(4,101)	**(42,961)**
Total	**¥(7,241)**	¥(8,348)	¥(12,981)	**$(60,240)**

12. Income taxes

Income taxes in Japan applicable to the Company and its domestic consolidated subsidiaries consist of corporation tax (national tax) and enterprise and inhabitants taxes (local taxes) which, in the aggregate, result in normal statutory tax rates of approximately 41.9 percent for the years ended March 31, 2003, 2002 and 2001.

The following table summarizes the significant differences between the statutory tax rate and effective tax rates in the consolidated financial statements for the years ended March 31, 2003 and 2002:

	2003	2002
Statutory tax rate	**41.9%**	41.9%
Dividends received from subsidiaries	**9.2**	5.3
Non-deductible expenses	**7.3**	7.0
Unrecognized for tax effect of intercompany profits	**—**	4.6
Recognizing the tax effect of unrealized intercompany profit in the prior year	**(15.6)**	—
Non-taxable revenues	**(9.3)**	(5.0)
Valuation allowance for net operating loss carryfoward of subsidiaries	**(7.5)**	—
Other	**(3.8)**	4.0
Effective tax rate	**22.2%**	57.8%

Significant components of deferred tax assets and liabilities as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Deferred tax assets:			
Excess bonuses accrued	**¥ 7,572**	¥ 5,749	**$ 62,995**
Retirement benefits	**13,282**	6,202	**110,499**
Allowance for doubtful receivables	**3,192**	3,441	**26,556**
Fixed assets—inter-company profits	**905**	1,013	**7,529**
Depreciation	**1,194**	1,099	**9,933**
Net operating loss carryforwards	**5,953**	13,013	**49,526**
Write-down of marketable securities, investments in securities and others	**1,264**	2,145	**10,516**
Other	**14,493**	9,333	**120,574**
Gross deferred tax assets	**47,855**	41,995	**398,128**
Less valuation allowance	**(7,174)**	(9,081)	**(59,684)**
Total deferred tax assets	**40,681**	32,914	**338,444**
Deferred tax liabilities:			
Deferral of gain on sale of fixed assets	**5,110**	4,160	**42,512**
Net unrealized gain on securities	**2,999**	4,426	**24,950**
Unrealized gain on uncompleted contracts	**1,247**	2,651	**10,374**
Other	**5,246**	4,425	**43,644**
Total deferred tax liabilities	**14,602**	15,662	**121,480**
Net deferred tax assets	**¥26,079**	¥17,252	**$216,964**

The aggregate statutory income tax rate used for calculation of deferred income tax assets and liabilities was 41.9 percent for the year ended March 31, 2002. Effective for years commencing on April 1, 2004 or later, according to the revised local tax law, income tax rates for enterprise taxes will be reduced as a result of introducing the assessment by estimation on the basis of the size of business. Based on the change of income tax rates, for calculation of deferred income tax assets and liabilities, the Company and consolidated domestic subsidiaries used the aggregate statutory income tax rates of 41.9 percent and 40.5 percent for current items and non-current items, respectively, at March 31, 2003.

As a result of the change in the aggregate statutory income taxes rates, deferred income tax assets decreased by ¥120 million ($998 thousand), provision for deferred income taxes increased by ¥242 million ($2,013 thousand) and net unrealized gains on securities increased by ¥122 million ($1,015 thousand) compared with what would be reported using the currenctly applicable tax rate of 41.9 percent.

13. Derivative transactions

Since the Company and its consolidated subsidiaries operate internationally and have a substantial volume of export and import transactions, they enter into foreign currency exchange and option transactions in order to manage risk of fluctuations in exchange rates in relation to foreign currency denominated assets, liabilities and future transactions.

The Company and its consolidated subsidiaries also enter into interest swap and option transactions to hedge against future fluctuations in interest rates on borrowings, primarily to fix, cap or collar interest rates on variable rate debt.

The Company and its consolidated subsidiaries' purpose for purchasing derivatives is to hedge against risks of fluctuations in currency exchange rates and interest rates rather to than be exposed to such risks through dealing or speculation.

For derivative transactions that meet the conditions for hedge accounting, the Company and its consolidated subsidiaries apply hedge accounting principles.

In order to minimize credit risk, the Company and its consolidated subsidiaries use only highly-rated international financial institutions as counterparties to derivative transactions.

The Company and its consolidated subsidiaries have established policies that restrict the use of derivative instruments, including limits as to the purpose, nature, type and amount, and that require reporting and review in order to control the use of derivatives and manage risk.

(a) Outstanding positions and recognized gains and losses at March 31, 2003 are as follows:

	Millions of yen			Thousands of U.S. dollars
	Contract amount	Market value	Loss	Loss
Currency related contracts:				
Foreign exchange contracts:				
To sell	**¥82,555**	**¥83,824**	**¥ (969)**	**$(8,062)**
To purchase	**4,926**	**4,921**	**(5)**	**(42)**
Option contracts:				
To sell	**6,244**	**219**	**(124)**	**(1,032)**
To purchase	**6,030**	**60**	**(34)**	**283**
Total			**¥(1,132)**	**$(9,419)**

(b) Outstanding positions and recognized gains and losses at March 31, 2002 are as follows:

	Millions of yen		
	Contract amount	Market value	Gain (loss)
Currency related contracts:			
Foreign exchange contracts:			
To sell	¥65,291	¥69,022	¥(3,731)
To purchase	7,982	8,078	96
Total			¥(3,635)
Interest rate related contracts:			
Option contracts:			
Collar purchase	¥10,000	¥ (65)	¥ (65)

14. Finance leases

Finance lease information, as required to be disclosed in Japan, for the respective years is as follows:

(a) As lessee

The original cost of leased assets under non-capitalized finance leases and accumulated depreciation, assuming it is calculated on the straight-line method over lease terms, as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Property, plant and equipment	**¥21,952**	¥15,232	**$182,629**
Accumulated depreciation	**(8,683)**	(7,626)	**(72,238)**
	¥13,269	¥ 7,606	**$110,391**
Intangible assets	**¥ 1,347**	¥ 939	**$ 11,207**
Accumulated amortization	**(553)**	(430)	**(4,601)**
	¥ 794	¥ 509	**$ 6,606**

The present values of future minimum lease payments under non-capitalized finance leases as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Current portion	**¥ 4,079**	¥2,911	**$ 33,935**
Non-current portion	**10,201**	5,405	**84,867**
Total	**¥14,280**	¥8,316	**$118,802**

Lease payments and "as if capitalized" depreciation and amortization and interest expense for non-capitalized finance leases are as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Lease payments	**¥4,386**	¥3,659	¥3,504	**$36,489**
Depreciation and amortization	**4,087**	3,419	3,243	**34,002**
Interest	**342**	224	232	**2,845**

(b) As lessor

The original cost of leased assets under finance leases and accumulated depreciation, as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Property, plant and equipment	**¥1,870**	¥1,435	**$15,557**
Accumulated depreciation	**(927)**	(775)	**(7,712)**
	¥ 943	¥ 660	**$ 7,845**
Intangible assets	**¥ 140**	¥ —	**$ 1,165**
Accumulated amortization	**(90)**	—	**(749)**
	¥ 50	¥ —	**$ 416**

The present values of future minimum lease payments to be received under finance leases as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	**2003**
Current portion	**¥ 266**	¥196	**$2,213**
Non-current portion	**763**	497	**6,348**
Total	**¥1,029**	¥693	**$8,561**

Lease payments received, depreciation and amortization and interest on finance leases are as follows:

	Millions of yen			Thousands of U.S. dollars
	2003	2002	2001	**2003**
Lease payments received	**¥312**	¥251	¥223	**$2,596**
Depreciation and amortization	**272**	208	181	**2,263**
Interest	**41**	35	37	**341**

15. Operating leases

The present values of future minimum lease payments under operating leases as of March 31, 2003 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Current portion	¥ 74	¥ 51	$ 616
Non-current portion	324	142	2,696
Total	¥398	¥193	$3,312

16. Segment information

In April 2001, the Company introduced an internal company system and created six in-house companies.

Effective for the year ended March 31, 2002, industry segments of the Company and its consolidated subsidiaries are classified based on its internal company system: 1) Shipbuilding, 2) Rolling Stock, Construction Machinery & Crushing Plant, 3) Aerospace, 4) Gas Turbines & Machinery, 5) Plant & Infrastructure Engineering, 6) Consumer Products & Machinery, and 7) Other. Previously reported data have been restated accordingly.

The Shipbuilding segment manufactures and sells ships, submarines and maritime application equipment. Operations within the Rolling Stock, Construction Machinery & Crushing Plant segment include the production and sale of rolling stock, construction machines and crushing plant. Products manufactured and sold by the Aerospace segment include airplanes and helicopters. The Gas Turbines & Machinery segment manufactures and sells gas turbines, airplane engines, prime movers and hydraulic components. Operations within the Plant & Infrastructure Engineering segment include the production and sale of boilers, chemical and steelmaking plants, refuse incineration plants and steel bridges. Products manufactured and sold by the Consumer Products & Machinery segment include motorcycles, ATVs (All-Terrain Vehicles) and Jet Ski® watercraft. Operations within the Other segment include the production and sale of hospital respiration & medical equipment. The operations also involve trade, mediation of overseas sales and orders and other activities.

(a) Information by industry segment

	Millions of yen							
	2003							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 105,458	¥ 1,556	¥ 107,014	¥ 105,605	¥ 1,409	¥ 95,661	¥ 1,963	¥ 2,551
Rolling Stock, Construction Machinery & Crushing Plant	164,774	3,157	167,931	162,441	5,490	117,276	2,853	3,266
Aerospace	154,848	2,372	157,220	151,125	6,095	166,223	3,370	5,523
Gas Turbines & Machinery	181,043	20,880	201,923	195,832	6,091	160,875	3,945	3,264
Plant & Infrastructure Engineering	219,092	22,557	241,649	245,891	(4,242)	191,520	2,308	622
Consumer Products & Machinery	318,025	3,033	321,058	307,654	13,404	260,360	12,190	13,927
Other	96,358	39,775	136,133	134,230	1,903	143,510	2,535	1,677
Total	1,239,598	93,330	1,332,928	1,302,778	30,150	1,135,425	29,164	30,830
Eliminations	—	(93,330)	(93,330)	(93,723)	393	13,736	2,431	4,335
Consolidated total	¥1,239,598	¥ —	¥1,239,598	¥1,209,055	¥30,543	¥1,149,161	¥31,595	¥35,165

	Millions of yen							
	2002							
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*	*Total assets*	*Depreciation and amortization*	*Capital expenditures*
Shipbuilding	¥ 92,478	¥ 1,290	¥ 93,768	¥ 88,213	¥ 5,555	¥ 88,688	¥ 1,941	¥ 1,462
Rolling Stock, Construction Machinery & Crushing Plant	121,780	3,756	125,536	125,071	465	141,332	2,898	6,925
Aerospace	161,072	2,021	163,093	149,229	13,864	150,934	3,425	2,571
Gas Turbines & Machinery	171,586	28,072	199,658	194,218	5,440	170,755	4,255	4,598
Plant & Infrastructure Engineering	220,605	14,768	235,373	236,010	(637)	237,688	2,665	815
Consumer Products & Machinery	281,207	3,590	284,797	279,615	5,182	267,797	11,553	12,874
Other	95,806	39,962	135,768	134,080	1,688	120,146	2,873	2,593
Total	1,144,534	93,459	1,237,993	1,206,436	31,557	1,177,340	29,610	31,838
Eliminations	—	(93,459)	(93,459)	(93,213)	(246)	77,735	2,388	1,294
Consolidated total	¥1,144,534	¥ —	¥1,144,534	¥1,113,223	¥31,311	¥1,255,075	¥31,998	¥33,132

	Millions of yen							
	2001							
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*	*Total assets*	*Depreciation and amortization*	*Capital expenditures*
Shipbuilding	¥ 78,734	¥ 1,104	¥ 79,838	¥ 81,569	¥(1,731)	¥ 98,536	¥ 2,079	¥ 1,211
Rolling Stock, Construction Machinery & Crushing Plant	129,591	1,975	131,566	131,303	263	143,054	3,200	3,137
Aerospace	136,343	2,602	138,945	130,832	8,113	145,769	3,627	3,015
Gas Turbines & Machinery	152,307	26,711	179,018	174,733	4,285	170,220	4,478	4,528
Plant & Infrastructure Engineering	181,174	26,910	208,084	222,730	(14,646)	238,275	3,631	1,429
Consumer Products & Machinery	275,903	3,374	279,277	272,799	6,478	259,885	11,305	14,110
Other	106,427	35,047	141,474	140,039	1,435	122,808	2,854	1,806
Total	1,060,479	97,723	1,158,202	1,154,005	4,197	1,178,547	31,174	29,236
Eliminations	—	(97,723)	(97,723)	(97,986)	263	68,925	2,129	3,451
Consolidated total	¥1,060,479	¥ —	¥1,060,479	¥1,056,019	¥ 4,460	¥1,247,472	¥33,303	¥32,687

	Thousands of U.S. dollars							
	2003							
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*	*Total assets*	*Depreciation and amortization*	*Capital expenditures*
Shipbuilding	**$ 877,354**	**$ 12,945**	**$ 890,299**	**$ 878,577**	**$ 11,722**	**$ 795,849**	**$ 16,331**	**$ 21,223**
Rolling Stock, Construction Machinery & Crushing Plant	**1,370,832**	**26,265**	**1,397,097**	**1,351,423**	**45,674**	**975,674**	**23,735**	**27,171**
Aerospace	**1,288,253**	**19,734**	**1,307,987**	**1,257,280**	**50,707**	**1,382,887**	**28,037**	**45,948**
Gas Turbines & Machinery	**1,506,181**	**173,710**	**1,679,891**	**1,629,218**	**50,673**	**1,338,394**	**32,820**	**27,155**
Plant & Infrastructure Engineering	**1,822,729**	**187,662**	**2,010,391**	**2,045,682**	**(35,291)**	**1,593,344**	**19,202**	**5,175**
Consumer Products & Machinery	**2,645,799**	**25,233**	**2,671,032**	**2,559,517**	**111,515**	**2,166,057**	**101,414**	**115,865**
Other	**801,647**	**330,907**	**1,132,554**	**1,116,722**	**15,832**	**1,193,927**	**21,090**	**13,952**
Total	**10,312,795**	**776,456**	**11,089,251**	**10,838,419**	**250,832**	**9,446,132**	**242,629**	**256,489**
Eliminations	**—**	**(776,456)**	**(776,456)**	**(779,725)**	**3,269**	**114,276**	**20,225**	**36,065**
Consolidated total	**$10,312,795**	**$ —**	**$10,312,795**	**$10,058,694**	**$254,101**	**$9,560,408**	**$262,854**	**$292,554**

(b) Information by geographic area

Segment information by geographic area, as required to be disclosed in Japan, for the respective years is as follows:

	Millions of yen					
	2003					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	**¥ 907,167**	**¥202,171**	**¥1,109,338**	**¥1,083,291**	**¥26,047**	**¥ 958,762**
North America	**252,178**	**13,686**	**265,864**	**262,249**	**3,615**	**140,742**
Europe	**56,940**	**5,521**	**62,461**	**61,851**	**610**	**41,582**
Asia	**19,105**	**11,272**	**30,377**	**29,495**	**882**	**18,768**
Other areas	**4,208**	**114**	**4,322**	**4,215**	**107**	**2,764**
Total	**1,239,598**	**232,764**	**1,472,362**	**1,441,101**	**31,261**	**1,162,618**
Eliminations and corporate	**—**	**(232,764)**	**(232,764)**	**(232,046)**	**(718)**	**(13,457)**
Consolidated total	**¥1,239,598**	**¥ —**	**¥1,239,598**	**¥1,209,055**	**¥30,543**	**¥1,149,161**

	Millions of yen					
	2002					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥ 868,759	¥186,659	¥1,055,418	¥1,024,035	¥31,383	¥1,012,986
North America	204,510	12,933	217,443	212,346	5,097	148,412
Europe	47,101	3,849	50,950	54,290	(3,340)	38,570
Asia	20,495	10,106	30,601	29,937	664	21,064
Other areas	3,669	133	3,802	3,735	67	1,966
Total	1,144,534	213,680	1,358,214	1,324,343	33,871	1,222,998
Eliminations and corporate	—	(213,680)	(213,680)	(211,120)	(2,560)	32,077
Consolidated total	¥1,444,534	¥ —	¥1,144,534	¥1,113,223	¥31,311	¥1,255,075

	Millions of yen					
	2001					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥ 824,213	¥171,516	¥ 995,729	¥ 992,563	¥3,166	¥1,097,447
North America	176,071	9,076	185,147	181,893	3,254	137,890
Europe	38,573	3,232	41,805	42,722	(917)	36,017
Asia	17,791	5,323	23,114	23,076	38	19,568
Other areas	3,831	165	3,996	3,907	89	1,809
Total	1,060,479	189,312	1,249,791	1,244,161	5,630	1,292,731
Eliminations and corporate	—	(189,312)	(189,312)	(188,142)	(1,170)	(45,259)
Consolidated total	¥1,060,479	¥ —	¥1,060,479	¥1,056,019	¥4,460	¥1,247,472

	Thousands of U.S. dollars					
	2003					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	**$ 7,547,146**	**$1,681,955**	**$ 9,229,101**	**$ 9,012,404**	**$216,697**	**$7,976,389**
North America	**2,097,987**	**113,860**	**2,211,847**	**2,181,772**	**30,075**	**1,170,899**
Europe	**473,711**	**45,932**	**519,643**	**514,567**	**5,076**	**345,940**
Asia	**158,943**	**93,777**	**252,720**	**245,383**	**7,337**	**156,140**
Other areas	**35,008**	**949**	**35,957**	**35,067**	**890**	**22,995**
Total	**10,312,795**	**1,936,473**	**12,249,268**	**11,989,193**	**260,075**	**9,672,363**
Eliminations and corporate	**—**	**(1,936,473)**	**(1,936,473)**	**(1,930,499)**	**(5,974)**	**(111,955)**
Consolidated total	**$10,312,795**	**$ —**	**$10,312,795**	**$10,058,694**	**$254,101**	**$9,560,408**

North America includes mainly the U.S.A. and Canada. Europe includes mainly the United Kingdom, Germany, Netherlands, France, and Italy. Asia includes China, Indonesia, Philippines, and Thailand. Other areas include mainly Australia.

(c) Corporate assets

Included in eliminations and corporate in (a) and (b) above under total assets are corporate assets of ¥108,725 million ($904,531 thousand), ¥155,580 million and ¥80,928 million at March 31, 2003, 2002 and 2001, respectively, which are mainly comprised of cash and time deposits of the Company and property, plant, equipment and intangible assets of the Company's Head Office.

(d) Overseas sales

Overseas sales consist of the total sales of the Company and its consolidated subsidiaries made outside of Japan. Overseas sales information, as required to be disclosed in Japan, for the respective years is as follows:

	Millions of yen	%	Millions of yen	%	Millions of yen	%	Thousands of U.S. dollars
	2003		2002		2001		**2003**
	Overseas sales	% against net sales	Overseas sales	% against net sales	Overseas sales	% against net sales	Overseas sales
North America	**¥303,682**	**24.5%**	¥272,066	23.8%	¥233,976	22.1%	**$2,526,472**
Europe	**92,155**	**7.4**	62,139	5.4	62,815	5.9	**766,681**
Asia	**87,014**	**7.0**	95,832	8.4	76,809	7.2	**723,910**
Other areas	**52,494**	**4.3**	65,988	5.7	58,759	5.5	**436,722**
Total	**¥535,345**	**43.2%**	¥496,025	43.3%	¥432,359	40.7%	**$4,453,785**

North America includes mainly the U.S.A. and Canada. Europe includes mainly Germany, Norway, France, the United Kingdom, and Netherlands. Asia includes China, Taiwan, and Korea. Other areas include mainly Brazil, Panama, and Turkey.

17. Subsequent events

(a) On June 27, 2003, the following appropriations of non-consolidated retained earnings were approved at the ordinary meeting of shareholders of the Company:

	Millions of yen	Thousands of U.S. dollars
Cash dividends (¥2 per share)	¥2,781	$23,134
Directors' and statutory auditors' bonuses	30	250

Report of Independent Public Accountants

To the Shareholders and the Board of Directors of Kawasaki Heavy Industries, Ltd.:

We have audited the accompanying consolidated balance sheets of Kawasaki Heavy Industries, Ltd. and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2003, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kawasaki Heavy Industries, Ltd. and subsidiaries as of March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in Japan as described in Note 1 to the consolidated financial statements.

Without qualifying our opinion, we draw attention to the following:
(1) As discussed in Notes 2 (e), (i), (m) and (u) to the consolidated financial statements, effective April 1, 2000, Kawasaki Heavy Industries, Ltd. and domestic subsidiaries prospectively adopted the revised Japanese accounting standard for foreign currency translation and the new Japanese accounting standards for financial instruments and retirement and severance benefits.
(2) As discussed in Note 2 (r) to the consolidated financial statements, effective for the year ended March 31, 2001, Kawasaki Heavy Industries, Ltd. changed the method of accounting for the provision for losses on construction contracts.
(3) As discussed in Note 16 to the consolidated financial statements, effective for the year ended March 31, 2002, Kawasaki Heavy Industries, Ltd. changed the method of presenting industry segmentation information.

The consolidated financial statements as of and for the year ended March 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into United States dollars on the basis set forth in Note 1 to the consolidated financial statements.

Asahi & Co.

Asahi & Co.

Kobe, Japan
June 27, 2003


Kawasaki

Senior Executive Vice President Tadashi Nishimura, President and CEO Masamoto Tazaki, Senior Executive Vice President Takehiko Saeki

DIRECTORS AND CORPORATE AUDITORS

DIRECTORS

President and CEO

Masamoto Tazaki*

Senior Executive Vice Presidents

Tadashi Nishimura*
Overall administration of marketing and sales

Takehiko Saeki*
Overall administration of production

Senior Vice Presidents

Takashi Sugoh*
President
Aerospace Company

Takuya Maeda*
President
Plant & Infrastructure Engineering Company

Shinichi Morita*
President
Consumer Products & Machinery Company

Mikihiko Nakayama*
General Manager
Corporate Technology Division

Masatoshi Terasaki*
Senior Manager
Corporate Planning Department

Takashi Yoshino*
President
Gas Turbines & Machinery Company

Tadaharu Ohashi*
President
Rolling Stock, Construction Machinery & Crushing Plant Company

Director

Shuichi Tadokoro
(President
Kawasaki Shipbuilding Corporation)

CORPORATE AUDITORS

Tsunemitsu Nishio

Yoshitsugu Wada

Mitsugi Maeda**

Hiroshi Kawamoto**

EXECUTIVE OFFICERS

Senior Executive Officers

Shiroh Ikeda

Masakazu Sato

Executive Officers

Isao Shindo

Yoshimitsu Kurosaki

Shoji Aoki

Akiji Nakamura

Akira Matsuzaki

Chikashi Motoyama

Shigeru Hamada

Shuji Mihara

Mitsuaki Ikeda

Masatoshi Tsurutani

Jiroh Noguchi

Masaru Tomiie

Norio Tanaka

Kouyu Itoga

Fumiaki Amae

Akio Watanabe

Kazuhiko Mishima

(As of June 27, 2003)

** Representative Director and Executive Officer*
*** Outside Auditor*

Major Consolidated Subsidiaries and Affiliates

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI, unless otherwise noted)	Principal Businesses
SHIPBUILDING				
Kawasaki Shipbuilding Corporation	Japan	10,000	100.00	Design, manufacture, sale, and maintenance of commercial and naval vessels and marine application equipment
Akashi Ship Model Basin Co., Ltd.	Japan	490	100.00 (owned by KSC)	Testing and development of ship models, basic research on fluid dynamics
Kawaju Kobe Support Co., Ltd.	Japan	50	100.00 (owned by KSC)	Outsourcing for office support services
Nangtong Cosco KHI Ship Engineering Co., Ltd.†	China	US$80,000*	50.00 (owned by KSC)	Manufacture and sale of ships
ROLLING STOCK, CONSTRUCTION MACHINERY & CRUSHING PLANT				
Kawasaki Rolling Stock Component Co., Ltd.	Japan	140	99.96	Manufacture of rolling stock and high-pressure vessels, overland and marine transportation, and temporary staffing services
Kawasaki Rolling Stock Technology Co., Ltd.	Japan	125	98.83	Design and sale of rolling stock parts and high-pressure containers; maintenance and consulting for design engineering of rolling stock; construction of arcades
Kawasaki Rail Car, Inc.	U.S.A.	US$60,600*	100.00 (owned by KMM)	Engineering, manufacture, sale, and after-sales service of rolling stock in the United States
Kawasaki Machine Systems, Ltd. ★ ※	Japan	343	100.00	Sale and repair of construction machinery, gas turbine generators, and industrial robots
Nichijo Manufacturing Co., Ltd.	Japan	120	50.04	Manufacture and sale of snow removal equipment
Kawasaki Construction Machinery Corp. of America	U.S.A.	US$8,000*	100.00 (owned by KMC)	Manufacture and sale of construction machinery in the United States
AEROSPACE				
Kawasaki Helicopter System Ltd.	Japan	200	100.00	Transportation of passengers or cargo by helicopter; maintenance and repair of helicopters and flight training services; research, design, and construction of heliports
Kawaju Gifu Engineering Co., Ltd.	Japan	70	100.00	Design, manufacture, maintenance, and sale of parts used in aircraft, ships, and other equipment and tools
Kawaju Gifu Manufacturing Co., Ltd.	Japan	70	100.00	Processing and assembly of aircraft parts, maintenance and management of tools, repair and inspection of machinery, monitoring and adjustment of measuring instruments
Kawasaki Aeronáutica do Brasil Indústria Ltda.	Brazil	R10,000*	100.00	Assembly of major wing section for the Embraer 195
NIPPI Corporation†	Japan	6,048	26.42	Manufacture, maintenance, and modification of aircraft and components; manufacture of rocket components, aerospace equipment, targeting systems, nondestructive testing systems, and industrial fans
GAS TURBINES & MACHINERY				
Kawasaki Thermal Engineering Co., Ltd.	Japan	1,460	83.59	Manufacture, sale, and installation of general-purpose boilers and air-conditioning equipment
Kawasaki Precision Machinery Ltd.	Japan	3,000	100.00	Design, manufacture, sale, after-sales service, and maintenance for hydraulic machinery and equipment, electric-powered devices, and control systems
Kawasaki Precision Machinery (U.K.) Limited	U.K.	£5,000*	100.00 (owned by KPM)	Manufacture and sale of hydraulic products
Wuhan Kawasaki Marine Machinery Co., Ltd.	China	1,100	55.00	Manufacture, sale, and after-sales service of Kawasaki-brand azimuth thrusters, side thrusters, and other machinery

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI, unless otherwise noted)	Principal Businesses
PLANT & INFRASTRUCTURE ENGINEERING				
Kawasaki Construction Co., Ltd.	Japan	350	100.00	Installation of steel structures
Osaka Power Engineering Co., Ltd.	Japan	90	100.00	Design, manufacture, installation, modification and repair of environmental equipment, boilers, turbines, pollution prevention equipment, and crushing machinery
Kawasaki Engineering Co., Ltd.	Japan	100	100.00	Design and construction of industrial plant equipment, manufacture and sale of pools and high-pressure oxygen treatment equipment, printing and copying of documents
Japan Gas Turbine K.K.†	Japan	1,500	40.00	Sale, assembly, site engineering support, repair, testing, pilot operation, installation, and arrangement of power generation equipment as well as related service-based businesses
Shanghai Cosco Kawasaki Heavy Industries Steel Structure Co., Ltd.†	China	US$29,800*	45.00	Manufacture and sale of steel structures
CONSUMER PRODUCTS & MACHINERY				
Kawasaki Motors Corporation Japan	Japan	560	100.00	Distribution of motorcycles and Jet Ski® watercraft in Japan
Kawasaki Metal Industries, Ltd.	Japan	350	100.00	Manufacture, processing, and assembly of various steel products
Kawasaki Motors Manufacturing Corp., U.S.A. ●	U.S.A.	US$70,000*	100.00	Manufacture of motorcycles, ATVs, Jet Ski® watercraft, small gasoline engines, industrial robots, and rolling stock
Kawasaki Motors Corp., U.S.A.	U.S.A.	US$65,900*	100.00	Distribution of motorcycles, ATVs, Jet Ski® watercraft, and small gasoline engines in the United States
Kawasaki Motors Finance Corporation	U.S.A.	US$10,000*	100.00 (owned by KMC)	Inventory financing for dealers of Kawasaki Motors Corp., U.S.A.
KM Receivables Corporation	U.S.A.	US$100	100.00 (owned by KMFC)	Management of account receivables of Kawasaki Motors Finance Corporation
Canadian Kawasaki Motors Inc.	Canada	C$2,000*	100.00	Distribution of motorcycles, ATVs, and Jet Ski® watercraft in Canada
Kawasaki Motors Europe N.V.	Netherlands	€14,093*	100.00	Sole distribution of motorcycles, ATVs, Jet Ski® watercraft, and small gasoline engines in Europe
Kawasaki Motors Pty. Ltd.	Australia	A$2,000*	100.00	Distribution of motorcycles, ATVs, and Jet Ski® watercraft in Australia
P.T. Kawasaki Motor Indonesia	Indonesia	US$10,000*	51.00	Manufacture and distribution of motorcycles in Indonesia
Kawasaki Motors (Phils.) Corporation	Philippines	P101,430*	50.001	Manufacture and distribution of motorcycles in the Philippines
Kawasaki Motors Enterprise (Thailand) Co., Ltd.	Thailand	B1,900,000*	92.63	Manufacture and distribution of motorcycles in Thailand
Kawasaki Robotics (U.S.A.), Inc.	U.S.A.	US$1,000*	100.00 (owned by KMC)	Sale and after-sales service of industrial robots in the United States
Kawasaki Robotics (UK) Ltd.	U.K.	£917*	100.00 (owned by KMEU)	Sale and after-sales service of industrial robots in the U.K. and Ireland
Kawasaki Machine Systems Korea, Ltd.	Korea	W1,500**	100.00	Sale and after-sales service of industrial robots and robot systems

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI, unless otherwise noted)	Principal Businesses
OTHER				
Kawasaki Safety Service Industries, Ltd.	Japan	1,708	67.74	Manufacture, sale, and installation of hospital respiration, fire-extinguishing, and medical equipment
Kawasaki Hydromechanics Corporation	Japan	436	100.00	Manufacture, sale, and installation of hydraulic presses and other hydraulic equipment
Kawaju Shoji Co., Ltd.	Japan	600	70.00	Trading
Kawaju Real Estate Co., Ltd.	Japan	320	100.00	Administration of Company welfare facilities; real estate sales, leasing, and construction
Kawasaki Kosan Co., Ltd.	Japan	300	100.00	Insurance representation, real estate leasing, administration and maintenance, leasing, and provision of loans
Kawasaki Foods Co., Ltd.	Japan	160	100.00	Food supply to Company facilities, operation of dining facilities
Kawaju Tomakomai Kanko Kaihatsu Co., Ltd.	Japan	300	100.00	Management of a golf course
Kawasaki do Brasil Indústria e Comércio Ltda.	Brazil	R1,136*	100.00	Sale of KHI products in Brazil and the rest of Central and South America; provision of order intermediation and various engineering services
Kawasaki Heavy Industries (U.S.A.), Inc.	U.S.A.	US$600*	100.00	Product sales, mediation of orders, and provision of various engineering support services in North America
Kawasaki Heavy Industries (U.K.) Ltd.	U.K.	£500*	100.00	Sale of KHI products in various countries in Europe (principally the U.K.), the Middle East, and Africa; provision of order intermediation services
Kawasaki Setsubi Kogyo Co., Ltd.[†]	Japan	1,581	33.87	Design and installation of air-conditioning, heating/cooling, water supply/disposal, and sanitary facilities

(As of March 31, 2003)

** Monetary unit in thousands*
*** Monetary unit in millions*
† Affiliate accounted for using equity method
KMM: Kawasaki Motors Manufacturing Corp., U.S.A.
KMC: Kawasaki Motors Corp., U.S.A.
KMFC: Kawasaki Motors Finance Corporation
KMEU: Kawasaki Motors Europe N.V.
KSC: Kawasaki Shipbuilding Corporation
KPM: Kawasaki Precision Machinery Ltd.

Partially included in:
- ● *Rolling Stock, Construction Machinery & Crushing Plant*
- ★ *Gas Turbines & Machinery*
- ❊ *Consumer Products & Machinery*

Network

(As of August 1, 2003)

Kobe Head Office
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan
Phone: 81-78-371-9530
Fax: 81-78-371-9568

Tokyo Head Office
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan
Phone: 81-3-3435-2111
Fax: 81-3-3436-3037

DOMESTIC WORKS

Noda Works
118, Futatsuzuka, Noda,
Chiba 278-8585, Japan
Phone: 81-4-7124-1121
Fax: 81-4-7124-7645

Yachiyo Works
1780 Kamikoya, Yachiyo,
Chiba 276-0022, Japan
Phone: 81-47-483-1111
Fax: 81-47-482-3227

Gifu Works
1, Kawasaki-cho, Kakamigahara,
Gifu 504-8710, Japan
Phone: 81-583-82-5712
Fax: 81-583-82-2981

Nagoya Works 1
3-11, Oaza Kusunoki, Yatomi-cho,
Ama-gun, Aichi 498-0066, Japan
Phone: 81-567-68-5117
Fax: 81-567-68-5090

Nagoya Works 2
7-4, Kanaoka, Tobishima-mura,
Ama-gun, Aichi 490-1445, Japan
Phone: 81-567-55-0800
Fax: 81-567-55-0803

Kobe Works
1-1, Higashikawasaki-cho 3-chome,
Chuo-ku, Kobe, Hyogo 650-8670, Japan
Phone: 81-78-682-5001
Fax: 81-78-682-5500

Hyogo Works
1-18, Wadayama-dori 2-chome,
Hyogo-ku, Kobe, Hyogo 652-0884, Japan
Phone: 81-78-682-3111
Fax: 81-78-671-5784

Akashi Works
1-1, Kawasaki-cho, Akashi,
Hyogo 673-8666, Japan
Phone: 81-78-921-1301
Fax: 81-78-913-1366

Seishin Works
8-1, Takatsukadai 2-chome,
Nishi-ku, Kobe, Hyogo 651-2271, Japan
Phone: 81-78-992-1911
Fax: 81-78-992-1910

Banshu Works
2680, Oka, Inami-cho,
Kako-gun, Hyogo 675-1113, Japan
Phone: 81-794-95-1211
Fax: 81-794-95-1226

Harima Works
8, Niijima, Harima-cho,
Kako-gun, Hyogo 675-0155, Japan
Phone: 81-794-35-2131
Fax: 81-794-35-2132

OVERSEAS OFFICES

Seoul Office
c/o Kawasaki Machine Systems Korea, Ltd.
3rd Floor (307), Industrial Complex Support Bldg.,
637, Kojan-Dong, Namdong-Gu,
Incheon, 405-817, Korea
Phone: 82-32-821-6941
Fax: 82-32-821-6947

Beijing Office
Room No. 2602, China World Tower 1,
China World Trade Center,
No. 1, Jian Guo Men Wai Avenue,
Beijing 100004,
People's Republic of China
Phone: 86-10-6505-1350
Fax: 86-10-6505-1351

Shanghai Office
13th Floor, HSBC Tower,
101, Yin Cheng East Road,
Pudong New Area,
Shanghai 200120,
People's Republic of China
Phone: 86-21-6841-3377
Fax: 86-21-6841-2266

Taipei Office
15th Floor, Fu-key Bldg.,
99 Jen-Ai Road, Section 2,
Taipei, Taiwan
Phone: 886-2-2322-1752
Fax: 886-2-2322-5009

Bangkok Office
17th Floor, Ramaland Bldg.,
952 Rama IV Road, Bangrak,
Bangkok 10500, Thailand
Phone: 66-2-632-9511
Fax: 66-2-632-9515

Kuala Lumpur Office
Letter Box No. 162,
6th Floor, UBN Tower,
10 Jalan P. Ramlee 50250,
Kuala Lumpur, Malaysia
Phone: 60-3-2070-5141
Fax: 60-3-2070-5148

Jakarta Office
14th Floor, Skyline Bldg.,
Jl. M.H. Thamrin 9,
Jakarta 10340, Indonesia
Phone: 62-21-314-0737
Fax: 62-21-314-1049

MAJOR SUBSIDIARIES AND AFFILIATES

Kawasaki Shipbuilding Corporation
1-1, Higashikawasaki-cho 3-chome,
Kobe, Hyogo 650-8670, Japan
Phone: 81-78-682-5501
Fax: 81-78-682-5514

Sakaide Shipyard
1, Kawasaki-cho, Sakaide,
Kagawa 762-8507, Japan
Phone: 81-877-46-1473
Fax: 81-877-46-7006

Kawasaki Precision Machinery Ltd.
234, Matsumoto, Hazentani-cho, Nishi-ku,
Kobe, Hyogo 651-2239, Japan
Phone: 81-78-991-1133
Fax: 81-78-991-3186

Kawasaki Thermal Engineering Co., Ltd.
18-31, Higashinakajima 1-chome,
Higashiyodo-ku, Osaka 533-0033, Japan
Phone: 81-6-6325-0300
Fax: 81-6-6325-0301

Kawasaki Safety Service Industries, Ltd.
2-16, Takatsukadai 3-chome, Nishi-ku,
Kobe, Hyogo 651-2271, Japan
Phone: 81-78-992-1400
Fax: 81-78-993-2076

NIPPI Corporation
3175 Showa-machi, Kanazawa-ku,
Yokohama 236-8540, Japan
Phone: 81-45-773-5100
Fax: 81-45-773-5101

Kawasaki Heavy Industries (U.S.A.), Inc.
599 Lexington Avenue, Suite 3901,
New York, NY 10022, U.S.A.
Phone: 1-212-759-4950
Fax: 1-212-759-6421

Houston Branch
333 Clay Street, Suite 4310,
Houston, TX 77002-4103, U.S.A.
Phone: 1-713-654-8981
Fax: 1-713-654-8187

Kawasaki Rail Car, Inc.
29 Wells Avenue, Building #4,
Yonkers, NY 10701, U.S.A.
Phone: 1-914-376-4700
Fax: 1-914-376-4779

Kawasaki Robotics (U.S.A.), Inc.
28059 Center Oaks Court,
Wixom, MI 48393, U.S.A.
Phone: 1-248-305-7610
Fax: 1-248-305-7618

Kawasaki Motors Corp., U.S.A.
9950 Jeronimo Road,
Irvine, CA 92618-2084, U.S.A.
Phone: 1-949-770-0400
Fax: 1-949-460-5600

Grand Rapids Office
5080 36th Street S.E.,
Grand Rapids, MI 49512, U.S.A.
Phone: 1-616-949-6500
Fax: 1-616-954-3031

Kawasaki Motors Manufacturing Corp., U.S.A.
6600 Northwest 27th Street,
Lincoln, NE 68524, U.S.A.
Phone: 1-402-476-6600
Fax: 1-402-476-6672

Maryville Plant
28147 Business Highway 71,
Maryville, MO 64468, U.S.A.
Phone: 1-660-582-5829
Fax: 1-660-582-5826

Kawasaki Construction Machinery Corp. of America
2140 Barrett Park Drive, Suite 101,
Kennesaw, GA 30144, U.S.A.
Phone: 1-770-499-7000
Fax: 1-770-421-6842

Canadian Kawasaki Motors Inc.
25 Lesmill Road, Don Mills,
Toronto, ON M3B 2T3, Canada
Phone: 1-416-445-7775
Fax: 1-416-445-0391

Kawasaki do Brasil Indústria e Comércio Ltda.
Avenida Paulista, 542-6 Andar,
Bela Vista, 01310-000, São Paulo, S.P., Brazil
Phone: 55-11-289-2388
Fax: 55-11-289-2788

Kawasaki Aeronáutica do Brasil Indústria Ltda.
Estrada Municipal de São Roque, km 05,
Prédio nº 8.000, Município Gavião Peixoto,
São Paulo, Brazil
Phone: 55-16-3338-9804
Fax: 55-16-3338-9810

Kawasaki Heavy Industries (U.K.) Ltd.
4th Floor, 3 St. Helen's Place,
London EC3A 6AB, U.K.
Phone: 44-20-7588-5222
Fax: 44-20-7588-5333

Kawasaki Precision Machinery (U.K.) Limited
Ernesettle Lane, Ernesettle, Plymouth,
Devon PL5 2SA, U.K.
Phone: 44-1752-364394
Fax: 44-1752-364816

Kawasaki Robotics (UK) Ltd.
Units 6 & 7, Easter Court,
Europa Boulevard, Westbrock,
Warrington WA5 5ZB, U.K.
Phone: 44-1925-713000
Fax: 44-1925-713001

Kawasaki Heavy Industries G.m.b.H.
5th Floor, Wehrhahn Center,
Oststrasse 10, 40211 Düsseldorf, Germany
Phone: 49-211-1792340
Fax: 49-211-161844

Kawasaki Gas Turbine Europe G.m.b.H.
Nehring Strasse 15,
61352 Bad Homburg, Germany
Phone: 49-6172-7363-0
Fax: 49-6172-7363-55

Kawasaki Robotics G.m.b.H.
29 Sperberweg, 41468 Neuss, Germany
Phone: 49-2131-34260
Fax: 49-2131-930973

Kawasaki Heavy Industries (Europe) B.V.
7th Floor, Riverstaete,
Amsteldijk 166,
1079 LH Amsterdam,
The Netherlands
Phone: 31-20-6446869
Fax: 31-20-6425725

KHI Europe Finance B.V.
Hoekenrode 6,
1102 BR Amsterdam,
The Netherlands
Phone: 31-20-6293800
Fax: 31-20-6294661

Kawasaki Motors Europe N.V.
Opaallaan 1210,
2132 LN Hoofddorp,
The Netherlands
Phone: 31-23-567-0500
Fax: 31-23-563-9884

U.K. Branch
1 Dukes Meadow,
Millboard Road, Bourne End,
Buckinghamshire SL8 5XF, U.K.
Phone: 44-1628-856600
Fax: 44-1628-856799

Germany Branch
Max-Planck-Strasse 26,
61381 Friedrichsdorf, Germany
Phone: 49-6172-7340
Fax: 49-6172-734160

France Branch
Parc d'Activités de la Clef de Saint-Pierre,
Rond-Point de l'Epine des Champs, Bâtiment 1,
78990 Elancourt Cedex, France
Phone: 33-1-30-69-0000
Fax: 33-1-30-69-5001

Italy Branch
Via Anna Kuliscioff,
35-20152 Milano, Italy
Phone: 39-02-41-2821
Fax: 39-02-48-37-0616

Sweden Branch
Häradsvägen 255,
Huddinge, Sweden
Phone: 46-8-464-0200
Fax: 46-8-464-0240

Kawasaki Machine Systems Korea, Ltd.
3rd Floor (307),
Industrial Complex Support Bldg.,
637, Kojan-Dong, Namdong-Gu,
Inchon, 405-817, Korea
Phone: 82-32-821-6941~5
Fax: 82-32-821-6947

Wuhan Kawasaki Marine Machinery Co., Ltd.
No. 43 Wudong Road,
Qingshan, Wuhan,
People's Republic of China
Phone: 86-27-86410132
Fax: 86-27-86410136

Kawasaki Heavy Industries (H.K.) Ltd.
Room 4211-16, Sun Hong Kai Centre,
30 Harbour Road, Wanchai, Hong Kong
Phone: 852-2522-3560
Fax: 852-2845-2905

Kawasaki Motors Enterprise (Thailand) Corp., Ltd.
129 Rama IX Road, Kwaeng Huakwang,
Khet Huaykwang, Bangkok 10320, Thailand
Phone: 66-2-246-1510
Fax: 66-2-246-1517

KHI Design & Technical Service Inc.
6F The Island Plaza, 105 L.P. Leviste St.,
Salcedo Village, Makati, Metro Manila,
The Philippines
Phone: 63-2-810-9213
Fax: 63-2-816-1222

Kawasaki Motors (Phils.) Corporation
Km. 24 East Service Road,
Bo. Cupang, Alabang, Muntinlupa,
Metro Manila, The Philippines
Phone: 63-2-842-3140
Fax: 63-2-842-2730

Kawasaki Heavy Industries (Singapore) Pte. Ltd.
6 Battery Road, #18-04,
Singapore 049909
Phone: 65-62255133-4
Fax: 65-62249029

P.T. Kawasaki Motor Indonesia
Jl. Perintis Kemerdekaan, Kelapa Gading,
Jakarta Utara 14250, Indonesia
Phone: 62-21-452-3322
Fax: 62-21-452-3566

Kawasaki Motors Pty. Ltd.
Unit Q, 10-16 South Street,
Rydalmere, N.S.W. 2116, Australia
Phone: 61-2-9684-2585
Fax: 61-2-9684-4580

Tiesse Robot S.p.A.
Via Isorella 24,
25010 Visano (Brescia), Italy
Phone: 39-30-9958621
Fax: 39-30-9958677

Robots International Limited
21, Archbishop Street,
Valetta, Malta
Phone: 356-320897
Fax: 356-346041

Nantong Cosco KHI Ship Engineering Co., Ltd.
117, Linjiang Road, Nantong City,
Jiangsu Province, People's Republic of China
Phone: 86-513-350-0666
Fax: 86-513-351-4349

Shanghai Cosco Kawasaki Heavy Industries Steel Structure Co., Ltd.
5198 Hutai Road, Baoshan District,
Shanghai, People's Republic of China
Phone: 86-21-5602-8888
Fax: 86-21-5602-5198

KHITKAN Co., Ltd.
G.K. Land Industrial Park, Moo 4,
Tambon Pluak Daeng,
Amphur Pluak Daeng, Rayong Province,
Thailand
Phone: 66-38-955062~66
Fax: 66-38-955067

Kawasaki Motors Service Co., Ltd.
129 Rama IX Road, Kwaeng Huaykwang,
Khet Huaykwang, Bangkok 10320, Thailand
Phone: 66-2-246-1510

Kawasaki Corporate Data

(As of March 31, 2003)

Kawasaki Heavy Industries, Ltd.

Kobe Head Office:
Kobe Crystal Tower, 1-3,
Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

Tokyo Head Office:
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan

Founded: 1878

Incorporated: 1896

Paid-in Capital: ¥81,427,090,720

Number of Shares Outstanding: 1,390,597,636 shares*

Number of Shareholders: 129,656

Number of Employees: 28,642

Stock Exchange Listings:
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo**

Newspapers in Which Public Notices Are Made:
The Nihon Keizai Shimbun
The Kobe Shimbun

* Following the exchange of shares with NIPPI Corporation, conducted on April 1, 2003, the number of KHI shares outstanding was 1,443,394,172.

** The Company delisted its shares from the Fukuoka Stock Exchange and Sapporo Securities Exchange in May 2003.

Transfer Agent:
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Handling Office:
The Chuo Mitsui Trust and Banking Company, Limited
Osaka Branch Office
2-21, Kitahama 2-chome,
Chuo-ku, Osaka 541-0041, Japan

Independent Auditors:
Asahi & Co.
Kobe Crystal Tower, 1-3,
Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

ADR Facility:
KHI has a sponsored American Depository Receipt (ADR) facility. ADRs are traded in the over-the-counter (OTC) market in the United States under CUSIP number 486 359 20 1 with each ADR representing four ordinary shares.

ADR Depository:
The Bank of New York
101 Barclay St., 22 West,
New York, NY 10286, U.S.A.
Phone: 1-212-815-2042
U.S. Toll Free: 888-269-2377
(888-BNY-ADRS)
http://www.bankofny.com/adr

KHI Web Site at: http://www.khi.co.jp

Kawasaki

Printed in Japan
ISSN 0287 - 1793
This annual report is printed on recycled paper with soy ink by waterless printing.